02028735

18 Feb 2002

82-3172

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 21 2002
WASH. D.C.
365

Dear Sirs

AUDITED RESULTS FOR THE YEAR ENDED 31 DEC 2001

Enclosed, for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the year ended 31 Dec 2001.

Yours sincerely

SUPPL

f
Heng Lee Cheng (Ms)
Group Secretary
878 5311 (DID)

Encs

/fb

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

dlw 5/21

DBS GROUP HOLDINGS LTD
(Incorporated in the Republic of Singapore)

RECEIVED FEB 21 2002

To: All Shareholders

The Board of Directors of DBS Group Holdings Ltd (DBSH) announces the following:

1. **AUDITED RESULTS FOR THE YEAR ENDED DECEMBER 31 2001**

	DBSH			**DBSH GROUP**		
	2000	**2001**	**Incr/ (Decr)**	**2000**	**2001**	**Incr/ (Decr)**
	S$'000	S$'000	%	S$'000	S$'000	%
Interest income	19,169	18,868	(1.6)	4,896,910	5,271,026	7.6
Less: Interest expense	-	-	-	2,857,539	3,014,183	5.5
Net interest income	19,169	18,868	(1.6)	2,039,371	2,256,843	10.7
Fee and commission income	-	-	-	508,474	639,170	25.7
Dividends	2,886,434*	67,550*	(97.7)	82,866	26,952	(67.5)
Rental income	-	-	-	32,106	36,173	12.7
Other income	-	80,644	NM	268,188	585,907	118.5
Income before operating expenses	2,905,603	167,062	(94.3)	2,931,005	3,545,045	20.9
Less: Staff costs	-	-	-	613,221	865,494	41.1
Other operating expenses	729	1,455	99.6	632,445	875,969	38.5
Goodwill amortisation	-	-	-	-	131,414	NM
Total operating expenses	729	1,455	99.6	1,245,666	1,872,877	50.4
Operating profit	2,904,874	165,607	(94.3)	1,685,339	1,672,168	(0.8)
Less: Provision for possible loan losses and diminution in value of other assets	-	10	NM	53,644	378,855	606.2
	2,904,874	165,597	(94.3)	1,631,695	1,293,313	(20.7)
Add: Share of profits less losses						
- of associated companies	-	-	-	43,132	67,091	55.5
- of joint venture companies	-	-	-	-	2,968	NM
Net profit before taxation	2,904,874	165,597	(94.3)	1,674,827	1,363,372	(18.6)
Less: Taxation (based on liability method)	707,105	21,732	(96.9)	308,746	256,704	(16.9)
Share of taxation of						
- associated companies	-	-	-	6,396	15,530	142.8
- joint venture companies	-	-	-	-	544	NM
Net profit after taxation	2,197,769	143,865	(93.5)	1,359,685	1,090,594	(19.8)
Less : Minority interests						
- equity	-	-	-	(29,161)	61,299	NM
- non-equity	-	-	-	-	30,171	NM
Net profit attributable to members	2,197,769	143,865	(93.5)	1,388,846	999,124	(28.1)

NM: Not Meaningful
* This refers to dividends paid by DBS Bank and The Insurance Corporation of Singapore Ltd (ICS). Both DBS Bank and ICS (up till 31/7/01) are wholly-owned subsidiaries of DBSH. Year 2000's dividend comprised of taxable gross dividend of S$2,705.2 million and tax-exempt dividend of S$129.1 million from DBS Bank, and taxable gross dividend of S$52.1 million from ICS.

2. SELECTED BALANCE SHEET DATA

	DBSH			DBSH GROUP		
	Dec 31 2000	Dec 31 2001	Incr/ (Decr)	Dec 31 2000	Dec 31 2001	Incr/ (Decr)
	S$'000	S$'000	%	S$'000	S$'000	%
(a) **ASSETS**						
Total assets	3,697,153	5,600,060	51.5	111,208,077	151,294,260	36.0
Customer loans and advances including bills receivable	-	-	-	52,023,770	68,208,004	31.1
(b) **LIABILITIES**						
Deposits and other accounts of customers	-	-	-	80,720,470	106,771,303	32.3
Deposits and balances of banks and agents	-	-	-	12,053,626	8,445,671	(29.9)
Subordinated term debts						
- due within one year	-	-	-	43,635	24,754	(43.3)
- due after one year				2,464,825	6,122,351	148.4
Borrowings and debt securities						
- due within one year	-	-	-	577,085	2,156,198	273.6
- due after one year	-	-	-	726,324	2,186,549	201.0
(c) **CAPITAL AND RESERVES**						
Paid-up preference share capital	91,588	91,581	(#)	91,588	91,581	(#)
Issued and paid-up ordinary share capital	1,215,661	1,446,826	19.0	1,215,661	1,446,826	19.0
Ordinary shareholders' funds	3,305,209	5,492,799	66.2	9,899,449	12,933,879	30.7
Total (ordinary and preference) shareholders' funds	3,396,797	5,584,380	64.4	10,494,750	13,529,147	28.9

Insignificant

3. **COMMENTS ON RESULTS / BALANCE SHEET ITEMS**

(a) At December 31, 2001, DBS Bank through DBS Diamond Holdings Ltd (DDH) had effective holding of 71.6% in Dao Heng Bank Group Limited (DHG). DHG's contribution was included in DBSH Group's Profit & Loss Statement from July 1, 2001. DBS Bank holds 59.5% of DBS Vickers Securities Holdings Pte Ltd (DBSV) and the financial statements were consolidated from September 12, 2001. In preparing the consolidated financial statements, DBSH Group determines parent and minority interests based on present ownership interests.

(b) DBSH Group's operating profit for Year 2001 decreased by 0.8% to S$1,672.2 million compared to the prior year. Net profit attributable to members (NPAM) decreased 28.1% to S$999.1 million largely due to higher loan provision. When measured on a cash basis, operating profit increased 7.0% to S$1,803.6 million while NPAM decreased by 18.6% to S$1,130.5 million.

(c) Net interest income increased by 10.7% to S$2,256.8 million for Year 2001 largely due to the acquisition of DHG. Excluding acquisitions of DHG and DBSV, net interest income was S$1,930.7 million, a decrease of 5.3% from Year 2000. Loan demand was weak and intense competition in the residential mortgage market reduced interest earned on mortgages. For the year, net interest margin decreased to 1.87% as compared to 2.02% for Year 2000. A very liquid balance sheet, mortgage repricing and the carrying cost of funding acquisitions all led to a lower net interest margin.

(d) Fee and commission income increased 25.7% to S$639.2 million, largely the result of the acquisitions of DHG and DBSV. DHG accounted for S$107.7 million of the S$130.7 million increase, mainly from trade finance and credit card fees. Excluding contribution from DBSV, stockbroking income would have shown a steeper decline to 54.1%. The lower investment banking and stockbroking fees reflect the weak stock market and capital market condition prevailing for most of 2001. Dividend income decreased by 67.5% to S$27.0 million. In Year 2000, a special dividend of S$49.6 million was received from NatSteel Limited. Other income increased substantially by 118.5% to S$585.9 million, due to higher net gains on foreign exchange (S$110.8 million), securities and derivatives activities (S$71.1 million) and profits from sales of shares in ICS (S$120.1 million) and Keppel Capital (S$60.6 million). These increases were partially offset by losses from trading equity investments (S$59.4 million). Non-interest income to operating income ratio increased from 30.4% to 36.3% for Year 2001.

(e) Operating expenses, excluding goodwill amortisation, increased 39.8% to S$1,741.5 million. The increase was mainly due to higher staff costs of S$120.8 million and the consolidation of DHG (S$218.4 million) and DBSV (S$37.6 million). The increase in staff costs was contributed by salary increments and the full year effect of staff recruited in Year 2000. In addition, severance payment of S$12.8 million was incurred in August 2001 for the staff rightsizing exercise carried out at DBS Bank. Technology-related expenses increased by S$47.6 million accounted for by the various business initiatives undertaken by the Group. Restructuring & integration costs of S$40.4 million were incurred for integrating the operations and processes of DHG (S$18.7 million), DBS Kwong On Bank (S$4.9 million) and DBSV (S$16.8 million). Excluding DHG's and DBSV's operating expenses, restructuring & integration costs and goodwill amortisation, operating expenses showed a smaller increase of 16.0%. The Group's cost-to-income ratio (excluding goodwill amortisation) was 49.1%, higher than 42.5% in 2000, partially accounted for by the cost structures of new acquisitions.

(f) Provisions increased to S$378.9 million. The increase was mainly due to higher specific provision for loans (S$331.6 million) and properties held by the Group (S$88.6 million), driven largely by uncertain economic conditions. In addition, general provision was released against exposure in Indonesia, Philippines and Thailand resulting from continuing progress in loan workouts.

(g) At end-December 2001, the consolidation of DHG contributed to the increase in DBSH Group assets. Total assets were up 36.0% to S$151.3 billion. Customer loans increased by 31.1% to S$68.2 billion while customer deposits increased by 32.3% to S$106.8 billion. Excluding DHG, customer loans decreased marginally by S$0.8 billion while customer deposits increased by S$4.1 billion. The loan-to-deposit ratio was 63.9%, as compared to 64.5% for Year 2000 reflecting a relatively liquid balance sheet with muted credit demand.

(h) Shareholders' funds increased 28.9% to S$13,529.1 million. Total CAR of DBSH Group, measured according to the Bank of International Settlements (BIS) guidelines was 17.4%, which is more than twice the minimum BIS requirement of 8.0%. The Tier I CAR ratio was 12.2% after deducting goodwill of S$5.2 billion in connection with the acquisitions of DHG and DBSV. However, the minority interest in DHG and DBSV were excluded from the capital adequacy computations.

Subordinated term debts and preference shares were issued in Year 2001 as part of the capital raising efforts to support the acquisitions strategy of the Group. In March 2001, DBS Bank through DBS Capital Funding Corporation (100% owned), issued US$725 million and S$100 million subordinated term debts, which qualified for Tier I capital treatment. This was followed by the issuance of Tier II US$850 million subordinated term debt and Tier I S$1,100 million preference shares in May 2001 by DBS Bank. To further strengthen the CAR, DBS Bank had synthetically securitized S$2.8 billion notional amount of corporate loans. The synthetic collateralized loan obligation allows DBS Bank to reduce the credit risk on the reference portfolio of corporate loans thereby reducing its risk-weighted assets.

For DHG, there are Put and Call arrangements in place in respect of the shares currently held by the minority. These options are European options, which are exercisable by giving a notice within a period of seven business days following December 31, 2002. Should these options be exercised, on a proforma basis at December 31, 2001, without taking into account earnings in the intervening period, the Tier I and total CAR would be 8.5% and 14.1% respectively.

4. OTHER INFORMATION

	DBSH			DBSH GROUP		
	2000	2001	Incr/ (Decr)	2000	2001	Incr/ (Decr)
			%			%
(a) The following items have been included in "**Fee and commission income**" (S$'000):						
- Trade finance fees	-	-	-	75,126	109,560	45.8
- Deposit-related fees	-	-	-	60,342	93,547	55.0
- Credit card fees	-	-	-	33,340	82,351	147.0
- Loan-related fees	-	-	-	50,809	80,770	59.0
- Investment banking fees	-	-	-	97,861	78,267	(20.0)
- Stockbroking fees	-	-	-	77,286	72,715	(5.9)
- Fund management fees	-	-	-	61,732	71,771	16.3
- Guarantee fees	-	-	-	25,886	29,128	12.5
- Others	-	-	-	26,092	21,061	(19.3)
(b) The following items have been included in "**Other income**" (S$'000):						
- Gains (less losses) on foreign exchange	-	-	-	118,994	229,825	93.1
- Gains (less losses) on securities and derivatives	-	(4)	NM	55,416	172,761	211.8
- Gains (less losses) on disposal of investment securities	-	80,648	NM	40,823	130,443	219.5
- Gains (less losses) on disposal of fixed assets	-	-	-	9,167	21,583	135.4
- Other income	-	-	-	43,788	31,295	(28.5)
(c) The following items have been included in "**Other operating expenses**" (S$'000):						
- Maintenance and hire of fixed assets, including buildings	-	-	-	71,315	118,561	66.2
- Rental of premises	-	-	-	55,025	81,154	47.5
- Depreciation	-	-	-	135,996	168,705	24.1
- Restructuring/integration costs	-	-	-	-	40,445	NM

	DBSH			DBSH GROUP		
	2000	2001	Incr/ (Decr)	2000	2001	Incr/ (Decr)
			%			%
(d) Net profit as a percentage of weighted average total (ordinary and preference) shareholders' funds (%)	78.32**	3.88	(95.0)	12.89	8.90	(31.0)
(e) Net profit as a percentage of average total assets (%)	74.60**	3.09	(95.9)	1.28	0.76	(40.6)
(f) Earnings per ordinary share (S$)						
(i) Based on existing ordinary share capital	1.80	0.10	(94.4)	1.13	0.78	(31.0)
(ii) Fully diluted	1.69	*	NM	1.07	0.74	(30.8)
(g) Net tangible asset backing per ordinary share (S$)						
(i) Based on existing ordinary share capital	2.72	3.78	39.0	8.14	5.38	(33.9)
(ii) Assuming non-voting convertible preference shares (CPS) and non-voting redeemable CPS are converted to ordinary shares	2.60	3.63	39.6	8.03	5.46	(32.0)
(h) Net profit attributable to members for (S$'000)						
(i) First half year	790,497	12,361	(98.4)	703,973	629,467	(10.6)
(ii) Second half year	1,407,272	131,504	(90.7)	684,873	369,657	(46.0)

NM: Not Meaningful
* Effect is anti-dilutive
** DBSH received aggregate dividends amounting to S$2,886.4 million from its wholly-owned subsidiaries in Year 2000. Such dividends constitute a significant proportion of DBSH's average weighted shareholders' funds. Please see footnote indicated with an asterisk on Page 1.

(i) Details of issue of new ordinary shares of S$1.00 each are as follows:

Particulars	Number of new ordinary shares issued between Jul 1 2001 and Dec 31 2001	Number of new ordinary shares that would have been issued upon the conversion/exercise of all outstanding non-voting CPS/ non-voting redeemable CPS/Share Options	
		Jun 30 2001	Dec 31 2001
Issue of ordinary shares	229,870,856	-	-
Conversion of non-voting CPS	1,891	25,107,992	25,106,101
Conversion of non-voting redeemable CPS	-	66,475,374	66,475,374
Exercise of Executive Share Options	222,682	23,808,532	24,421,714

5. **DIVIDEND**

The Directors are recommending a gross Final Preferential Dividend of 16 cents per DBSH non-voting CPS less 24.5% Singapore income tax (S$3,032,817), per DBSH non-voting redeemable CPS less 24.5% Singapore income tax (S$8,030,225), and per ordinary share less 24.5% Singapore income tax (S$174,776,534). Details of proposed dividends in respect of the financial year ended December 31 are as follows:

	2000		2001	
	%	S$	%	S$
DBSH Non-voting CPS				
- Interim dividend of 14 cents less 24.5% tax (2000: 14 cents less 25.5% tax)	14	3,477,877	14	2,653,915
- Final dividend of 16 cents (2000: 16 cents) less 24.5% tax	16	3,033,045	16	3,032,817
	30	6,510,922	30	5,686,732
DBSH Non-voting redeemable CPS				
- Interim dividend of 14 cents less 24.5% tax (2000: 14 cents less 25.5% tax)	14	9,896,545	14	7,026,447
- Final dividend of 16 cents (2000: 16 cents) less 24.5% tax	16	8,030,225	16	8,030,225
	30	17,926,770	30	15,056,672
DBSH Ordinary share				
- Interim dividend of 14 cents less 24.5% tax (2000: 14 cents less 25.5% tax)	14	125,860,732	14	128,614,619
- Final dividend of 16 cents (2000: 16 cents) less 24.5% tax	16	146,976,235	16	174,776,534
- Special dividend of nil cents (2000: 15 cents) less 24.5% tax	15	137,790,219	-	-
	45	410,627,186	30	303,391,153

The proposed Preferential Dividend payout may be smaller if the DBSH non-voting CPS and non-voting redeemable CPS are converted into ordinary shares pursuant to paragraph 4(i) on or before May 7, 2002, while the Final Dividend payout on ordinary shares may be greater if additional ordinary shares are issued pursuant to paragraph 4(i) on or before the same date. Subject to shareholders' approval at the Annual General Meeting to be held on April 29, 2002, the dividends will be paid on May 20, 2002.

6. **SUBSEQUENT EVENTS**

On December 31, 2001, DBS Computer Services Pte Ltd, a subsidiary company of DBS Bank, entered into a Sale and Purchase Agreement to dispose the whole of its investment of 1,250,000 ordinary shares of S$1.00 each in the joint venture, The Payment Solutions Company Pte Ltd, for a cash consideration of S$5,400,000. The effective date of disposal was January 11, 2002.

On January 3, 2002, DBS Bank sold its entire 14.99% equity interest in CWT Distribution Limited to PSA Logistics Pte Ltd, a wholly-owned subsidiary of PSA Corporation Limited (PSA). The sale is consistent with the Bank's ongoing efforts to divest non-core assets. As a result of this transaction, DBS Bank would realise gross cash proceeds of approximately S$13,500,000 (excluding brokerage and other transaction costs), which will be deployed for working capital purposes. The gain from the sale was about S$12,550,000.

7. **CLOSURE OF BOOKS**

Notice is hereby given that, subject to shareholders' approval of the payment of the aforementioned dividends at the Annual General Meeting to be held on April 29, 2002, the Share Transfer Books and Register of Members of the Company for ordinary shares will be closed from May 8, 2002 to May 9, 2002 dates inclusive. Duly completed transfers received by the Company's Registrar, Lim Associates (Pte) Ltd of 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 pm on May 7, 2002 will be registered to determine shareholders' entitlement to the proposed final preferential dividend and ordinary dividend. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited (CDP), the final dividend will be paid by DBSH to CDP which will in turn distribute the dividend entitlements to shareholders.

BY ORDER OF THE BOARD

HENG LEE CHENG (MS)
GROUP SECRETARY

February 18, 2002
SINGAPORE

Ref. No. 07/2002

DBS POSTS 2001 NET PROFIT OF S$999 MILLION

* * *

Strong Revenue Growth Offset by Prudent Provisioning

* * *

SINGAPORE, Feb. 18, 2002 - DBS Group Holdings ("DBS" or the "Bank") today announced its financial results for fiscal year 2001. As a result of the partial year consolidation of Dao Heng Bank Group ("Dao Heng"), revenues for the year ending December 31, 2001 grew by 21% to S$3,545 million, driven by an 11% growth in net interest income to S$2,257 million, and a 45% increase in non-interest income to S$1,288 million. Operating profit before goodwill charges for the year grew by 7% to S$1,804 million.

Net profit, at S$999 million, was however down 28% from the previous year. The decline in net profit was primarily due to the S$325 million increase in provision charges that were taken as a prudent response to the general slowdown in the economy and lower asset values. DBS also recognised S$131 million in goodwill charges for acquisitions.

THE DEVELOPMENT BANK OF SINGAPORE LTD
6 Shenton Way, DBS Building Tower One, Singapore 068809. Telephone: 65-8788888
Website: www.dbs.com Email: groupcomms@dbs.com
Biz Regn No. 49413400C

06-18-025 (12/2001)

"Though 2001 was challenging, DBS has responded by focusing on key customer segments and launching new products and services," said Philippe Paillart, CEO of DBS. "I am pleased that the results started to show a positive trend in net interest and fee income in the latter part of the year. Progress has also been made in cost management, and our regional subsidiaries' financial performance has improved. In 2001, DBS made significant strides towards transforming itself into a customer-centric organisation that is more geographically diverse and well supported by an infrastructure that is increasingly scalable and more efficient."

Success in Revenue Expansion

Net interest income for DBS grew by 11% to S$2,257 million, driven by an expanded loan book and an increased focus on consumer credit products. Customer loans grew 31% to S$68.2 billion, driven by the newly acquired Dao Heng. Interest margins were under pressure for most of 2001 but showed improvement in the fourth quarter.

The 45% increase in non-interest income was mainly driven by stronger performances in treasury and wealth management. Fee income was supported by Dao Heng's strong presence in the trade finance and credit card businesses. DBS has been able to expand its Singapore credit card customer base by 25%, and with the Dao Heng acquisition, is presently the number three card issuer in Hong Kong.

In particular, DBS achieved significant success with the development of fee-based products. The launch of Up!, a principal and return guaranteed investment fund, contributed to the total investment product sales of S$1.9 billion during the year. DBS is the number one retail fund distributor and fund manager in Singapore.

DBS also realised non-interest income gains during the year from the sale of its stake in The Insurance Corporation of Singapore Ltd and in Keppel Capital Holdings for a total of approximately S$181 million.

Meeting Cost Control Targets

DBS achieved the expense reduction goals established during the release of its first half 2001 results. Against a 26% growth in expenses in the first half, DBS committed to reducing the full year increase to a level below the previous year's growth rate of 17%. This target has been met.

Expenses for the year 2001, excluding the costs of acquisitions and restructuring, grew 16% to S$1,445 million. Expenses in the second half of 2001 were 7% lower than that reported in the first half of 2001.

DBS remains committed to disciplined expense management. It will continue to selectively invest in strategic infrastructure projects and new revenue generating ventures.

Asset Quality and Capitalisation Remain Strong

DBS' non-performing loans ("NPLs") declined over each sequential quarter throughout 2001. DBS reported NPL levels of 7.6%, 6.2%, 6.0% and 5.7% as of December 2000, June 2001, September 2001, and December 2001 respectively.

However, in view of uncertain economic conditions and lower asset values, management decided to prudently increase provision charges to S$379 million for 2001. The additional provisions raised the provision coverage ratio for NPLs to 60%, up from

52% the previous year. As of December 2001, 68% of NPLs were classified as substandard, while 32% were classified as doubtful or loss. Approximately 37% of NPLs have been restructured.

The total capital adequacy ratio for DBS remained strong at 17.4% as of December 31, 2001, comfortably above the regulatory capital requirements. The Tier 1 ratio stood at 12.2%.

Improving Overseas Operations

Dao Heng's contribution to DBS' consolidated net profit after tax increased by 36% to S$114 million in the fourth quarter despite a S$19 million restructuring charge taken for one-time integration-related costs. Interest income increased by 14% to S$171 million and fee income increased by 11% to S$57 million. The NPL ratio was 4.2%, down from 4.9% as of June 30, 2001.

DBS Kwong On's operating profit grew by 4% to S$103 million in 2001. Supporting the operating income growth was net interest income growth of 21% to S$223 million and fee income growth of 69% to S$32 million. Contribution to DBS' consolidated profit after tax declined, however, by 67% to S$28 million as provisions for loan losses were raised to S$67 million. Loans grew 23% to S$5.6 billion and deposits grew 19% to S$6.8 billion. NPLs declined to 4.5% from 8.4% the previous year. The strong operating performance is largely due to the Bank's continued investment to upgrade its operations.

DBS Thai Danu reported its standalone 2001 results on January 17, 2002. Operating income and net profit grew to S$35 million and S$7 million respectively. Net interest income grew 19% to S$90 million, and fee income by 22% to S$15 million. The growth was driven by loan expansion of 12% to S$3.2 billion, and deposit growth of 10% to S$3.2 billion. NPLs based on MAS standards declined from 42.7% to 29.8% during the year.

The Year of Building Capabilities

DBS expanded its capabilities in many areas in 2001, with success in acquisitions, product development, infrastructure enhancement and financial restructuring.

The most significant transformations centred on its acquisitions and integration of regional operations. In February, DBS announced the purchase of Vickers Ballas Securities, which gave DBS a 60% stake in DBS Vickers Securities. In April, DBS announced the acquisition of Dao Heng, a transforming transaction which positions DBS as the fourth largest banking group in Hong Kong.

In order to expand its product capabilities in 2001, DBS launched strategic alliances in June with TD Waterhouse, a leader in multi-market online securities trading, and in July with CGNU, the U.K.'s leading insurance operator. These alliances enable DBS to offer best-in-class bancassurance and online trading facilities to its customers.

DBS announced today that it will further its partnership with CGNU with a strategic alliance in bancassurance in Hong Kong. The move allows the Bank to tap Hong Kong's growing long-term savings market.

Finally, DBS took major steps to restructure its balance sheet and lower its overall weighted average cost of capital by tapping into new and less expensive forms of capital. In 2001, new capital was raised with hybrid Tier I and subordinated debt issuances in March, preferred shares in May, and new equity in November. These steps have helped the Bank to reposition itself for greater financial efficiency and flexibility going forward.

Conclusion

Paillart added, "While 2001 was a challenging year for DBS' operating results, it was also a time where the groundwork was laid for the expansion of our business capabilities and the building of a unique Pan-Asian franchise. The Bank's net profit was moderated due to the weak economy and increased level of competition, but the Bank is realising the benefits of an expansion in its markets and range of products. A real indication of success in building a franchise is the ability to grow revenues. We are seeing favourable trends in the progress of our businesses and although 2002 may well be another challenging year, we are well-positioned to benefit from any economic recovery."

[end]

For more information on the above announcement, visit our website at www.dbs.com/dbsgroup/investor

Please contact:

Darryl Dickens:
Head
Group Communications
DBS, Singapore
Tel: (65) 878 3748
Fax: (65) 222 4478
Mobile: (65) 9010 2890

Julie Yeo
Vice President
Group Communications
DBS, Singapore
Tel: (65) 878 5447
Fax: (65) 222 44784
Mobile: (65) 9673 4433

Anthony Raza
Vice President
Corporate Affairs
DBS, Singapore
Tel: (65) 878 4751
Fax: (65) 2263702
Mobile: (65) 97853259

Financial Performance Summary For Year 2001

For the year	2000	**2001**	Incr/ (Decr)	Incr/ (Decr) excluding Dao Heng and Vickers
Profit and Loss Account	S$'m	**S$'m**	%	%
Net interest income	2,039.4	**2,256.8**	10.7	(5.3)
Non-interest income	891.6	**1,288.2**	44.5	23.3
Fee and commission income	508.5	**639.2**	25.7	(2.8)
Dividends	82.9	**27.0**	(67.5)	(69.1)
Rental income	32.1	**36.1**	12.7	11.3
Other income	268.1	**585.9**	118.5	102.7
Income before operating expenses	2,931.0	**3,545.0**	20.9	3.4
Operating expenses	(1,245.7)	**(1,872.8)**	50.4	16.0
Staff costs	(613.2)	**(865.4)**	41.1	19.7
Other operating expenses (excluding Goodwill amortisation)	(632.5)	**(876.0)**	38.5	12.4
Goodwill amortisation	-	**(131.4)**	NM	NM
Operating profit	1,685.3	**1,672.2**	(0.8)	(13.8)
Provisions	(53.6)	**(378.9)**	606.2	574.3
Associated and joint venture companies	43.1	**70.1**	62.4	55.1
Net profit before tax	1,674.8	**1,363.4**	**(18.6)**	**(30.8)**
Taxation	(315.1)	**(272.8)**	(13.4)	(15.5)
Minority interests	29.1	**(91.5)**	NM	NM
Equity	29.1	(61.3)	NM	NM
Non-equity	-	(30.2)	NM	NM
Net profit attributable to members	1,388.8	**999.1**	(28.1)	(37.9)
Cash basis profit attributable to members	1,388.8	**1,130.5**	(18.6)	(28.5)
At year-end				
Key Balance Sheet Data				
Total assets	111,208.1	**151,294.3**	36.0	0.9
Customer loans	52,023.8	**68,208.0**	31.1	(1.7)
Customer deposits	80,720.5	**106,771.3**	32.3	4.7
Shareholders' funds	10,494.8	**13,529.1**	28.9	28.9
Goodwill	-	**5,124.2**	NM	NM
Ratios (GAAP basis)				
Return on Assets (%)	1.28	**0.76**		
Return on Equity (%)	12.89	**8.90**		
Ratios (Cash basis)				
Return on Assets (%)	1.28	**0.86**		
Return on Equity (%)	12.89	**10.07**		
Cost-to-Income (excluding goodwill amortisation)	42.5	**49.1**		
Cash Earnings Per Share (Cents)	113	**89**		
Basic Earnings Per Share (Cents)	113	**78**		
Diluted Earnings Per Share (Cents)	107	**74**		
Capital ratios				
- Tier I	14.4	**12.2**		
- Total	18.9	**17.4**		

Dao Heng : Dao Heng Bank Group Limited
Vickers : DBS Vickers Securities Holdings Pte Ltd
NM: Not meaningful

Financial Performance Summary For 4th Quarter 2001

	4th Qtr 2000	**4th Qtr 2001**	Incr/ (Decr)	3rd Qtr 2001	Incr/ (Decr)	Vickers 4th Qtr 2001	Dao Heng 4th Qtr 2001	Dao Heng 3rd Qtr 2001
Profit and Loss Account	S$'m	**S$'m**	%	S$'m	%	S$'m	S$'m	S$'m
Net interest income	480.1	**706.9**	47.3	588.4	20.2	5.6	170.7	149.8
Non-interest income	239.2	**265.8**	11.1	455.7	(41.7)	50.1	64.0	74.9
Fee and commission income	116.9	**214.2**	83.3	174.2	23.0	37.2	56.6	51.1
Dividends	52.7	**-**	NM	5.8	NM	(0.3)	0.4	1.2
Rental income	7.4	**8.0**	8.0	8.4	(5.4)	-	0.2	0.2
Other income	62.2	**43.6**	(29.9)	267.3	(83.7)	13.2	6.8	22.4
Income before operating expenses	719.3	**972.7**	35.2	1,044.1	(6.8)	55.7	234.7	224.7
Operating expenses	(311.4)	**(590.4)**	89.6	(533.6)	10.7	(47.7)	(130.8)	(106.3)
Staff costs	(153.3)	**(231.7)**	51.1	(244.4)	(5.2)	(18.1)	(57.2)	(56.1)
Other operating expenses	(158.1)	**(290.9)**	84.0	(225.6)	28.9	(29.6)	(73.6)	(50.2)
Goodwill amortisation	-	**(67.8)**	NM	(63.6)	6.7	(0.1)	-	-
Operating profit	407.9	**382.3**	(6.3)	510.5	(25.1)	8.0	103.9	118.4
Provisions	(16.1)	**(86.8)**	438.2	(245.5)	(64.6)	5.0	1.5	(23.6)
Associated and joint venture companies	14.2	**14.9**	4.9	21.6	(30.9)	0.2	(0.6)	3.5
Net profit before tax	406.0	**310.4**	(23.5)	286.6	8.3	13.1	104.8	98.3
Taxation	(78.0)	**(89.4)**	14.7	(42.2)	112.1	(1.0)	9.2	(14.7)
Net profit after tax	328.0	**221.0**	(32.6)	244.4	(9.6)	12.2	114.0	83.6
Minority interests								
Equity	19.2	**(39.7)**	NM	(25.8)	54.0	-	-	-
Non-equity	-	**(12.6)**	NM	(17.6)	(28.7)	-	-	-
Net profit attributable to members	347.2	**168.7**	(51.4)	201.0	(16.1)	NA	NA	NA
Key Balance Sheet Data								
Total assets	111,208.1	**151,294.3**	36.0	147,414.1	2.6	1,199.4	39,045.9	40,044.0
Customer loans	52,023.8	**68,208.0**	31.1	67,957.9	0.4	106.9	16,967.9	16,076.3
Customer deposits	80,720.5	**106,771.3**	32.3	105,835.2	0.9	330.2	21,958.6	21,823.8
Shareholders' funds	10,494.8	**13,529.1**	28.9	11,183.7	21.0	-	-	-

Dao Heng : Dao Heng Bank Group Limited
Vickers : DBS Vickers Securities Holdings Pte Ltd
NM : *Not meaningful*
NA : Not applicable

Consolidation of Dao Heng and DBS Vickers

At December 31, 2001, DBS Bank through DBS Diamond Holdings Ltd (DDH) had effective holding of 71.6% in Dao Heng Bank Group Limited (DHG). DHG's contribution was included in DBSH Group's Profit & Loss Statement from July 1, 2001. DBS Bank holds 59.5% of DBS Vickers Securities Holdings Pte Ltd (DBSV) and the financial statements were consolidated from September 12, 2001. In preparing the consolidated financial statements, DBSH Group determines parent and minority interests based on present ownership interests.

Exhibit 1

Group Net Profit Attributable to Members



S$ million
1400
1200
1000
800
600
400
200
0
436
112
1,072
1,389
999
1997
1998
1999
2000
2001

Profit and Loss

DBSH Group's operating profit for Year 2001 decreased by 0.8% to S$1,672.2 million compared to the prior year. Net profit attributable to members (NPAM) decreased 28.1% to S$999.1 million largely due to higher loan provision. When measured on a cash basis, operating profit increased 7.0% to S$1,803.6 million while NPAM decreased by 18.6% to S$1,130.5 million.

The quarter to quarter decline in operating profit in 4th quarter was due to the inclusion of profits from the sale of shares in The Insurance Corporation of Singapore (ICS) (S$120.1 million gain) and Keppel Capital (S$60.6 million gain) in 3rd quarter.

Exhibit 2

Group Net Interest Income and Net Interest Margin



S$ million
2500
2000
1500
1000
500
0
(%)
4
3
2
1
0
1,002
1,430
2,035
2,039
2,257
1.73
1.77
2.02
2.02
1.87
1997
1998
1999
2000
2001

Net Interest Income and Net Interest Margin

Net interest income increased by 10.7% to S$2,256.8 million for Year 2001 largely due to the acquisition of DHG. Excluding acquisitions of DHG and DBSV, net interest income was S$1,930.7 million, a decrease of 5.3% from Year 2000. Loan demand was weak and intense competition in the residential mortgage market reduced interest earned on mortgages.

The increase in net interest income to S$706.9 million for 4Q01 of 20.2% over previous quarter was due to the positive impact of the repricing of non-bank customer deposits in the 4Q01 and higher gapping income.

Table 1

Group Net Interest Income and Net Interest Margin

(S$ million)	2000	2001
Net interest income	2,039	2,257
Average interest bearing assets	101,020	120,656
Gross interest yield (%)	4.85	4.37
Net interest spread (%)	1.81	1.74
Net interest margin (%)	2.02	1.87

For the year, net interest margin decreased to 1.87% as compared to 2.02% for Year 2000. A very liquid balance sheet, mortgage repricing and the carrying cost of funding acquisitions all led to a lower net interest margin.

Table 2

Group Fee and Commission Income

(S$ million)	2000	2001	% Change
Trade finance fees	75.1	109.6	45.8
Deposit-related	60.3	93.5	55.0
Credit Card	33.3	82.3	147.0
Loan-related	50.8	80.8	59.0
Investment Banking	97.9	78.3	(20.0)
Stockbroking	77.3	72.7	(5.9)
Fund Management	61.8	71.8	16.3
Others	52.0	50.2	(3.4)
Total	508.5	639.2	25.7
Fee-to-Income Ratio (%)	17.3	18.0	

Fee and Commission Income

Fee and commission income increased 25.7% to S$639.2 million, largely the result of the acquisitions of DHG and DBSV. DHG accounted for S$107.7 million of the S$130.7 million increase, mainly from trade finance and credit card fees. Excluding contribution from DBSV, stockbroking income would have shown a steeper decline to 54.1%. The lower investment banking and stockbroking fees reflect the weak stock market and capital market condition prevailing for most of 2001.

Dividends

Dividend income decreased by 67.5% to S$27.0 million. In Year 2000, a special dividend of S$49.6 million was received from NatSteel Limited.

Table 3

Group Other Income

(S$ million)	2000	2001	% Change
Net gains on			
– foreign exchange	119.0	229.8	93.1
– securities and derivatives	23.0	94.1	308.7
– Singapore government securities	32.9	79.9	142.5
Net loss on trading equities	(0.6)	(1.2)	121.8
Net gains on disposal of investment securities:			
– Sale of The Insurance Corporation of Singapore shares	-	120.1	NM
– Others	40.8	10.4	(74.6)
Net gains on disposal of fixed assets	9.2	21.6	135.4
Others	43.7	31.3	(28.5)
Total	268.1	585.9	118.5
Non-interest Income to Operating Income Ratio (%)	30.4	36.3	

Other Income

Other income increased substantially by 118.5% to S$585.9 million, due to higher net gains on foreign exchange (S$110.8 million), securities and derivatives activities (S$71.1 million) and profits from sales of shares in ICS (S$120.1 million) and Keppel Capital (S$60.6 million). These increases were partially offset by losses from trading equity investments (S$59.4 million).

Non-interest income to operating income ratio increased from 30.4% to 36.3% for Year 2001.

Table 4

Group Operating Expenses

(S$ million)	2000	2001	% Change
DBSH Group (excluding DHG and DBSV)			
Staff costs	613.2	734.0	19.7
Occupancy expenses	147.4	171.5	16.3
Technology-related expenses	132.4	180.0	36.0
Office administration expenses	53.4	64.3	20.5
Revenue-related expenses	68.0	57.8	(15.1)
Professional and consultancy fees	72.5	48.5	(33.1)
Others (incl. marketing expenses)	158.8	189.0	19.0
Total (excluding DHG and DBSV)	1,245.7	1,445.1	16.0
DHG	-	218.4	NM
DBSV	-	37.6	NM
Restructuring & integration costs	-	40.4	NM
Goodwill amortisation	-	131.4	NM
Total	1,245.7	1,872.9	50.4
Cost-to-Income Ratio (%) (excluding Goodwill amortisation)	42.5	49.1	

Operating Expenses

Operating expenses, excluding goodwill amortisation, increased 39.8% to S$1,741.5 million. The increase was mainly due to higher staff costs of S$120.8 million and the consolidation of DHG (S$218.4 million) and DBSV (S$37.6 million). The increase in staff costs was contributed by salary increments and the full year effect of staff recruited in Year 2000. In addition, severance payment of S$12.8 million was incurred in August 2001 for the staff rightsizing exercise carried out at DBS Bank. Technology-related expenses increased by S$47.6 million accounted for by the various business initiatives undertaken by the Group. Restructuring & integration costs of S$40.4 million were incurred for integrating the operations and processes of DHG (S$18.7 million), DBS Kwong On Bank (S$4.9 million) and DBSV (S$16.8 million).

Excluding DHG's and DBSV's operating expenses, restructuring & integration costs and goodwill amortisation, operating expenses showed a smaller increase of 16.0%.

The Group's cost-to-income ratio (excluding goodwill amortisation) was 49.1%, higher than 42.5% in 2000, partially accounted for by the cost structures of new acquisitions.

Table 5

Change in Group Provisions

(S$ million)	2000	2001	% Change
Loans	26.8	331.6	1,139.4
Equities	26.4	22.3	(15.8)
Properties	57.9	88.6	53.1
Other Provisions	-	3.1	NM
Specific Provisions	111.1	445.5	301.1
General Provisions	(57.4)	(66.6)	16.1
Total	53.6	378.9	606.2

Provisions

Provisions increased to S$378.9 million. The increase was mainly due to higher specific provision for loans (S$331.6 million) and properties held by the Group (S$88.6 million), driven largely by uncertain economic conditions. In addition, general provision was released against exposure in Indonesia, Philippines and Thailand resulting from continuing progress in loan workouts.

Specific provisions amounting to S$96.4 million were made in 4Q01 compared to S$239.0 million in 3Q01.

Taxation

DBSH Group's effective tax rate was 20.0% for Year 2001. This was lower than the statutory income tax rate of 24.5%. The lower effective tax rate was mainly due to profit arising from the Asian Currency Unit offshore transactions which is subject to tax at a concessionary rate of 10%.

Minority Interest

Equity minority interest represents the earnings attributable to third parties' interest in the equity shares of the Group's subsidiaries. Profit attributable to non-equity minority interest includes dividend paid/payable to investors of the non-cumulative, redeemable preference shares issued by DBS Bank of S$1,100 million in May 2001.

Asset Quality

At end-December 2001, non-bank non-performing loans (NPLs) as a percentage of total non-bank loans stood at 5.7% compared to 7.6% at end-December 2000. Excluding DHG, non-bank NPLs as a percentage of total non-bank loans would have been 6.2%. This improvement reflects DBSH's continuous effort in managing its NPLs through combination of NPL resolution, recoveries, sales and write-offs.

Although the Group NPLs to total non-bank loans fell by 1.9%, the percentage of NPLs classified in the loss category increased to 21% compared to 12% a year ago. This was mainly due to a weaker property market which affected the value of customer loan collateral value, as well as the deterioration in the credit quality of some loans given the general slowdown in the Singapore economy. Of the total S$4,512 million in NPLs for Year 2001, 68% were in the substandard category, 11% in the doubtful and the remaining 21% in the loss category.

Approximately 9% of the NPLs that had been classified as substandard were "performing" NPLs. These loans were classified due to weak financials although debt servicing was still current.

Exhibit 3

Group Non-Performing Loans


S$ million
(%)
9000
6000
3000
0
20
15
10
5
0
3,907
7,086
8,121
8,149
7,666
4,411
4,834
4,512
Jun 98
Dec 98
Jun 99
Dec 99
Jun 00
Dec 00
Jun 01
Dec 01
NBk NPL/Bk Loans
DTDB
Dao Heng

Exhibit 4

Group Non-Performing Loans – by Loan Grading


Substandard
Doubtful
Loss
RC - Regional countries
S'pore
SRC
Others
DKOB
Dao Heng
DTDB
Total
1,528
631
348
257
744
1,004
4,512
0
2000
4000
6000
S$ million

Exhibit 5

Group Cumulative Specific and General Provisions



S$ million
(%)
5000
4000
3000
2000
1000
0
300
200
100
0
1,894
3,147
3,852
4,286
3,978
2,286
2,643
2,719
Jun 98 Dec 98 Jun 99 Dec 99 Jun 00 Dec 00 Jun 01 Dec 01
SP
GP
SP+GP/Unsecured NPLs
SP+GP/NPLs

Cumulative Specific and General Provisions

Total cumulative specific and general provisions at end-December 2001 amounted to 143% of unsecured NPLs, and 60% of total NPLs (or 64% of total NPLs of S$4,241 million under US SEC guidelines). Compared to end-December 2000, total provisions had increased by 19%. The provision coverage at end-December 2000 was 130% of unsecured NPLs and 52% of total NPLs.

Based on MAS guidelines, Group loan loss reserve coverage for DBS Thai Danu (DTDB)'s NPLs was 72%. Included in the loan loss reserve is an amount of S$145 million set aside for possible valuation losses from foreclosure of properties taken in satisfaction of certain loan arrangement of DTDB. At end-December 2001, the foreclosed properties of DTDB amounted to S$324 million.

Based on Bank of Thailand (BOT) guidelines, the existing loan provision in DTDB's books is now 140% of BOT's requirement.

Table 6

Key Balance Sheet Items

(S$ million)	Sep 30 2001	Dec 31 2000	Dec 31 2001	% Change (yoy)
Total Assets	147,414.1	111,208.1	151,294.3	36.0
Customer Loans and Advances	67,957.9	52,023.8	68,208.0	31.1
Customer Deposits	105,835.2	80,720.5	106,771.3	32.3
Loan-to-Deposit Ratio (%)	64.2	64.5	63.9	

Balance Sheet

At end-December 2001, the consolidation of DHG contributed to the increase in DBSH Group assets. Total assets were up 36.0% to S$151.3 billion. Customer loans increased by 31.1% to S$68.2 billion while customer deposits increased by 32.3% to $106.8 billion. Excluding DHG, customer loans decreased marginally by S$0.8 billion while customer deposits increased by S$4.1 billion. The loan-to-deposit ratio was 63.9%, as compared to 64.5% for Year 2000 reflecting a relatively liquid balance sheet with muted credit demand.

Table 7

Group Key Financial Indicators

	2000	2001
Ratios (GAAP basis)		
- Return on Equity (%)	12.89	8.90
- Return on Assets (%)	1.28	0.76
Ratios (Cash basis)		
- Return on Equity (%)	12.89	10.07
- Return on Assets (%)	1.28	0.86
Earnings per Share		
- Cash basis - Basic (Cents)	113	89
- Basic (Cents)	113	78
- Fully diluted (Cents)	107	74

Financial Indicators

On a cash basis, Return on Equity (ROE) was 10.07% compared to 12.89% achieved for Year 2000. Return on Assets (ROA) was 0.86% compared to 1.28% registered for Year 2000. On a non-cash basis, ROE and ROA would be 8.90% and 0.76% respectively for Year 2001.

Table 8

Capital

(S$ million)	Sep 30 2001	Dec 31 2001
Tier I	8,104	10,474
Tier II	4,662	4,497
Total Capital	12,766	14,971
Risk Weighted Assets, including Market Risks	89,586	85,892

Exhibit 6

Capital Adequacy Ratio (CAR)


%
20
15
10
5
0
19.2
18.9
17.4
15.6
15.8
2.0
1.2
3.5
4.5
5.2
1997
1998
1999
2000
2001
Tier I
Tier II

Capital Adequacy Ratio (CAR)

Total CAR of DBSH Group, measured according to the Bank of International Settlements (BIS) guidelines was 17.4%, which is more than twice the minimum BIS requirement of 8.0%. The Tier I CAR ratio was 12.2% after deducting goodwill of S$5.2 billion in connection with the acquisitions of DHG and DBSV. However, the minority interest in DHG and DBSV were excluded from the capital adequacy computations.

Subordinated term debts and preference shares were issued in Year 2001 as part of the capital raising efforts to support the acquisitions strategy of the Group. In March 2001, DBS Bank through DBS Capital Funding Corporation (100% owned), issued US$725 million and S$100 million subordinated term debts, which qualified for Tier I capital treatment. This was followed by the issuance of Tier II US$850 million subordinated term debt and Tier I S$1,100 million preference shares in May 2001 by DBS Bank.

To further strengthen the CAR, DBS Bank had synthetically securitized S$2.8 billion notional amount of corporate loans. The synthetic collateralized loan obligation allows DBS Bank to reduce the credit risk on the reference portfolio of corporate loans thereby reducing its risk weighted assets.

For DHG, there are Put and Call arrangements in place in respect of the shares currently held by the minority. These options are European options, which are exercisable by giving a notice within a period of seven business days following December 31, 2002. Should these options be exercised, on a proforma basis at December 31, 2001, without taking into account earnings in the intervening period, the Tier I and total CAR would be 8.5% and 14.1% respectively.

Exhibit 7

Unrealised Valuation Surpluses


S$ million
2000
1600
1200
800
400
0
1,971
1,421
1,416
1,175
893
1,164
729
827
677
568
1997
1998
1999
2000
2001
Quoted Investments
Properties

Unrealised Valuation Surpluses

Unrealised valuation surpluses in quoted investments and properties (not recognised in the accounts) amounted to S$893 million at end-December 2001.

Table 9

Group Geographical Segments

The following tables analyse total assets, income before operating expenses and net profit attributable to members by geographical segments. Unless otherwise stated, the analyses of geographical segments are generally based on the location of office recording the transactions.

(S$ million)	Total assets [b]	Distribution (%)	Income before Operating Expenses	Distribution (%)	Net profit Attributable to Members	Distribution (%)
December 31, 2001						
Singapore [a]	90,109	59.6	2,468	69.6	802	80.3
Hong Kong	49,223	32.5	813	22.9	195	19.5
Regional Countries [a]	5,152	3.4	174	4.9	(25)	(2.5)
Rest of the world	6,810	4.5	90	2.6	27	2.7
Total	151,294	100.0	3,545	100.0	999	100.0
September 30, 2001						
Singapore [a]	84,619	57.4	1,899	73.8	678	81.7
Hong Kong	51,871	35.2	484	18.8	121	14.6
Regional Countries [a]	5,233	3.5	121	4.7	(1)	(0.1)
Rest of the world	5,691	3.9	68	2.7	32	3.8
Total	147,414	100.0	2,572	100.0	830	100.0
December 31, 2000						
Singapore [a]	89,868	80.8	2,406	82.1	1,207	86.8
Hong Kong	10,193	9.2	290	9.9	122	8.8
Regional Countries [a]	4,861	4.4	134	4.6	12	0.9
Rest of the world	6,286	5.6	101	3.4	48	3.5
Total	111,208	100.0	2,931	100.0	1,389	100.0

(a) Singapore includes the operations of the Asian Currency Unit. Special general provisions for regional exposure; additional provisions for DTDB's loans and amortisation of goodwill on acquisition of DHG are booked in Singapore.
(b) Total assets exclude "Life-fund assets attributable to policyholders".

Geographical Segmental Analysis

DBSH Group operates in four main geographical areas :

- **Singapore,** the home country of DBSH, which includes all the areas of operations in the primary business, segments.
- "**Hong Kong**", which includes branch and subsidiary operations in Hong Kong.
- "**Regional Countries**", which includes branch and subsidiary operations in Malaysia, Indonesia, Thailand, Korea and the Philippines.
- **Rest of the World**, which are mainly branch operations activities in China, India, Taiwan, United States, and United Kingdom.

Income before operating expenses and net profit attributable to members are based on the country in which the transactions are booked except for special general provisions for regional exposures and additional provisions for DBS Thai Danu Bank Public Company Limited's loans which are booked in Singapore. Total assets are shown by geographical area in which the assets are booked. It would not be materially different if total assets shown are based on the country in which the counterparty or assets are located. The total assets, income before operating expenses and net profit attributable to members are stated after elimination of inter-group assets and revenues.

Table 10

Group Business Segments (2001)

(S$ million)	Consumer Banking	Investment Banking	Treasury and Markets	Central Operations	Total
Income before operating expenses	1,983	852	561	149	3,545
Net profit before taxation and goodwill amortisation	710	396	410	(21)	1,495
Taxation	(167)	(99)	(73)	66	(273)
Net profit before goodwill amortisation	511	295	318	6	1,130
Goodwill amortisation					(131)
Net profit attributable to members					999
Other Information					
Segment assets	44,018	28,344	45,940	471	118,773
Unallocated corporate assets	-	-	-	27,397	27,397
Total assets before goodwill and intangible assets	44,018	28,344	45,940	27,868	146,170
Goodwill and intangible assets					5,124
Total assets					151,294
Segment liabilities	95,830	14,751	10,964	1,614	123,159
Unallocated corporate liabilities	-	-	-	12,528	12,528
Total liabilities	95,830	14,751	10,964	14,142	135,687
Capital expenditure	112	6	14	52	184
Depreciation	61	3	8	97	169
Group Business Segments (2000)					
Income before operating expenses	1,528	883	372	148	2,931
Net profit before taxation	679	710	281	5	1,675
Taxation	(156)	(169)	(59)	69	(315)
Net profit attributable to members	518	549	211	111	1,389
Other Information					
Segment assets	27,579	33,114	31,236	2,163	94,092
Unallocated corporate assets	-	-	-	17,116	17,116
Total assets	27,579	33,114	31,236	19,279	111,208
Segment liabilities	70,979	15,994	6,158	1,803	94,934
Unallocated corporate liabilities	-	-	-	5,905	5,905
Total liabilities	70,979	15,994	6,158	7,708	100,839
Capital expenditure	94	10	14	129	247
Depreciation	39	10	5	82	136

The 2000 segment numbers as disclosed in the Table 10 above have been re-presented to reflect a change in the revenue and cost allocation methodologies introduced in Year 2001 and to allocate DTDB's results into the appropriate business segments.

The 2000 segment numbers as disclosed in the 2000 financial statements are as follows:

- Income before operating expenses for Consumer Banking and Central Operations were S$1,623 million and S$4 million, respectively; and
- Net profit attributable to members for Consumer Banking and Central Operations were S$620 million and S$19 million, respectively.

Business Segmental Analysis

The business segment results are prepared based on internal financial reporting system. The worldwide activities of DBSH Group are highly integrated and accordingly, segment information is presented with assumptions on internal cost allocations. Financial results of each business segment are shown after the allocation of certain centralised costs, funding income and the application of transfer pricing, where appropriate. Transactions between segments are recorded within the segment as if they are third party transactions and are eliminated on consolidation.

The financial statement presents an analysis of the results by classes of business based on the following business groupings:

- **Consumer Banking**
  Consumer Banking focuses on providing products and services to individual customers and small and medium enterprises. The products and services offered to customers include credit facilities (mortgage, trade, personal loans and hire purchase financing, etc), credit cards, remittance services, deposit collection, stock brokerage and asset management products.

  The increase in income before operating expenses was offset by higher provision charge.

- **Investment Banking**
  Investment Banking caters to the business needs of large corporate customers and financial institutions. The products and services offered to customers include direct lending, structured financing, advisory bankers services, merger and acquisition and debt restructuring advisory services, nominee and trustee services and cash management services.

  Net profit before taxation for Year 2001 was 44% lower than Year 2000 essentially on account of significantly higher loan provisions in Year 2001.

- **Treasury and Markets**
  Treasury and Markets is involved in proprietary trading in treasury related products and services such as foreign exchange and derivatives, money market operations and securities trading. Income from customer trading is reflected in Consumer Banking and Investment Banking.

  Net profit before taxation for Year 2001 was 46% higher than Year 2000 on account of higher trading profits and income from an expanded range of treasury products.

- **Central Operations**
  Central Operations are a variety of activities, which support the operating business. It includes corporate income and expense items that are not allocated to individual business segments.

  Net loss before taxation for Year 2001 was mainly due to corporate projects and integration costs for the Group. In addition, the funding cost of DBSH Group's associated and subsidiary companies are included in this category.

  Goodwill is presently not allocated to business segments.

DBS GROUP HOLDINGS LTD
AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR 2001

In S$'million	Note	Year 2000	Year 2001
Interest income		4,897	5,271
Less: Interest expense		2,858	3,014
Net interest income		2,039	2,257
Fee and commission income		508	639
Dividends		83	27
Rental income		32	36
Other income		268	586
Income before operating expenses		2,931	3,545
Less: Staff costs		613	865
Other operating expenses (excluding goodwill amortisation)		633	876
Goodwill amortisation	1, 2	-	131
Total operating expenses		1,246	1,873
Operating profit		1,685	1,672
Less: Provision for possible loan losses and diminution in value of other assets		54	379
		1,632	1,293
Add: Share of profits less losses of associated and joint venture companies		43	70
Net profit before taxation		1,675	1,363
Less: Taxation		309	257
Share of taxation of associated and joint venture companies		6	16
Net profit after taxation		1,360	1,090
Less: Minority interests			
- Equity		(29)	61
- Non-Equity		-	30
Net profit attributable to members		1,389	999
Earnings per ordinary share			
- Basic	3	113 Cents	78 Cents
- Fully diluted		107 Cents	74 Cents
Cash Basis [a] Earnings per ordinary share			
- Basic	3	113 Cents	89 Cents
- Fully diluted		107 Cents	84 Cents

(see related notes on pages 3 to 32)

(a) "Cash Basis" for the purpose of these financial statements is defined as net profit attributable to members before goodwill amortisation.

Note: *Some of the figures in this Appendix may not add up to the relevant totals due to rounding.*

DBS GROUP HOLDINGS LTD
AUDITED CONSOLIDATED BALANCE SHEET AS AT

In S$'million	Note	2000 Dec 31	2001 Dec 31
SHARE CAPITAL AND RESERVES			
Share capital		1,307	1,538
RESERVES			
Share premium account		7	1,958
Other reserve		4,273	4,271
Capital redemption reserve		29	29
Capital reserve		-	24
General reserve		1,755	1,821
Revenue reserve		3,124	3,888
		9,188	11,991
SHAREHOLDERS' FUNDS		10,495	13,529
MINORITY INTERESTS – EQUITY	4	(126)	978
MINORITY INTERESTS – NON-EQUITY	5	-	1,100
LIABILITIES			
Subordinated term debts	6	2,508	6,147
Deposits and balances of banks		12,054	8,446
Deposits and other accounts of non-bank customers	7	80,720	106,771
Other debt securities in issue		655	3,518
Other borrowings		649	825
Bills payable		407	395
Other liabilities		3,124	9,277
Current taxation		408	271
Deferred taxation		18	37
Proposed dividends		296	-
		111,208	151,294
Life-fund liabilities to policyholders		1,289	-
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS		112,497	151,294
MEMORANDUM ITEMS			
Contingent liabilities		8,674	10,283
Commitments		33,065	49,375
		41,739	59,658
Financial derivatives	9	176,194	412,154

	Note	2000 Dec 31	2001 Dec 31
ASSETS			
Cash, and balances and placements with central banks		5,145	3,592
Singapore Government securities and treasury bills		8,655	9,186
Trading securities		4,849	10,778
Balances, placements with, and loans and advances to banks		34,569	41,123
Bills receivable from non-bank customers	8	992	1,530
Loans and advances to non-bank customers	8	51,031	66,678
Investment securities		341	4,400
Other assets		3,278	5,666
Associated and joint venture companies		558	558
Goodwill and intangible assets	2	-	5,124
Fixed assets		1,790	2,660
		111,208	151,294
Life-fund assets attributable to policyholders		1,289	-
TOTAL ASSETS		112,497	151,294

(see related notes on pages 3 to 32)

Note: Some of the figures in this Appendix may not add up to the relevant totals due to rounding.

1 ACQUISITION OF SUBSIDIARY COMPANIES

1.1 Dao Heng Bank Group Limited

On April 11, 2001, DBS Bank announced its intention to acquire Dao Heng Bank Group Limited ("DHG"), a banking group incorporated in Bermuda.

The acquisition was achieved via a Voluntary Conditional Offer (the "Offer") whereby DBS Diamond Holdings Ltd ("DDH"), a subsidiary company of DBS Bank, made an offer to the shareholders of DHG of either (i) HK$60.01 for each DHG share (Option A), or (ii) cash of HK$43.13 and a new share of DDH (Option B). The results of this offer were:

Offer	DDH shares taken up	Consideration (HK$ million)	Consideration (S$ million)	%
DBS	1,777,955,236	HK$30,568	S$7,124	71.57
Other shareholders	706,318,084	HK$11,825		28.43
Total	2,484,273,320	HK$42,393		100.00

Following the completion of the Offer, DBS Bank has 71.57% effective control of DDH and a cash consideration of S$7,124 million was paid for the acquisition. DBSH Group determines parent and minority interests in preparing consolidated financial statements based on present ownership interests. The acquisition was accounted for under the purchase method of accounting.

The DBSH Group financial statements include the results of DHG from June 29, 2001, the date when DBS Bank gained control of DHG through DDH.

At June 29, 2001, the fair value of the identifiable assets and liabilities of DHG were S$2,810 million, and comprised the following:

In S$'million	June 29, 2001
Fixed assets	897
Government, trading and investment securities	10,671
Cash and balances, placements with, and loans to banks, loans to and bills receivable from non-bank customers	23,130
Other assets	658
Deposits and balances of banks, deposits and other accounts of non-bank customers, debt securities in issue and other borrowings	(27,847)
Other liabilities	(4,699)
	2,810
Less: Minority interests	799
Adjusted net attributable assets	2,011
Add: Goodwill (Note 2)	5,147
Cost of acquisition (including transaction costs of S$33.9 million)	7,158
Less: Cash and bank balances in subsidiary companies acquired	143
Net cash outflow for acquisition of subsidiary companies	7,015

Goodwill arising from the acquisition of DHG amounted to S$5,147 million. This has been computed based on the difference between the cost of acquisition of S$7,158 million and DBS Bank's interest in the estimated fair value of identifiable assets and liabilities of DHG of S$2,011 million. Goodwill will be amortised over a period of 20 years from the date of acquisition. The amortisation charge taken to the profit and loss account for the year ended December 31, 2001 was S$129 million, leaving a balance of S$5,018 million in goodwill.

The carrying value of goodwill from consolidation is reviewed when circumstances or events indicate that there may be uncertainty over the carrying amount. Goodwill will be written down for impairment when the net present value of the forecast future cash flows of the business are insufficient to support the carrying value. No write down of goodwill was made at December 31, 2001.

At December 31, 2001, the total assets of DDH under Singapore Statements of Accounting Standard included in the consolidated balance sheet of DBSH Group were S$39,046 million. The net interest income of DDH included in the results of DBSH Group for the year ended December 31, 2001 was S$321 million. The profit after taxation of DDH included in the results of DBSH Group for the year ended December 31, 2001 was S$198 million, before deducting goodwill amortisation of S$129 million and minority interest of S$56 million.

DBSH Group determines parent and minority interests in preparing consolidated financial statements on present ownership interests. The following arrangements have been put in place in respect of the shares held by the minority at DDH.

Under a Call Option, DBS Bank has the right to require each DDH minority shareholder to sell his shares by giving a notice within a period of seven business days following December 31, 2002, at a purchase price of HK$21.70 per share.

Under a Put Option, each DDH minority shareholder has the right to require DBS Bank to purchase his shares by giving a notice within a period of seven business days following December 31, 2002, at a purchase price of HK$21.70 per share.

DBSH Group accounts for the above as derivative contracts, and the options will be accounted for as such until any settlement date when the physical shares would be acquired. Further details are disclosed in Notes 4 and 9.

When an acquisition involves more than one exchange transaction, each transaction is treated separately for the purpose of determining the fair value of the identifiable assets and liabilities acquired and for determining the amount of goodwill. As such, the actual goodwill in respect of the options, should either be exercised, is only determinable on the exercise date. Should either of the options be exercised by DBS Bank or the DDH minority interest, on a proforma basis, DBS Bank would be required to pay an amount of HK$15,327 million (S$3,637 million) within 5 days of the exercise date of the options.

Goodwill in connection with this transaction will be computed based on the fair value of the identifiable assets and liabilities of DHG effective December 31, 2002. Based on the fair value of identifiable assets and liabilities of DHG at June 29, 2001, the additional goodwill would have been S$2,828 million, and the incremental annual amortisation charge to the profit and loss account would have been S$142 million. Under these circumstances, the effective interest of DBS Bank in DHG would increase to 100% at December 31, 2002. As such, there will be no minority interest in DDH, and the annualised impact on DBSH Group's profit and loss account based on the 2001 results would have been S$112 million.

1.2 Vickers Ballas Holdings Limited

On February 13, 2001, DBS Bank announced its intention to acquire Vickers Ballas Holdings Limited ("VB"), a securities broking firm incorporated in Singapore. The DBSH Group financial statements include the results of VB from September 12, 2001, the date when DBS Bank gained control of VB. The transaction was accounted for under the purchase method of accounting, and VB became a subsidiary company of DBS Bank from September 12, 2001.

The cash consideration paid for the acquisition was S$418 million for a 59.5% interest in VB.

At the date of acquisition, the fair value of the identifiable assets and liabilities of VB was S$538 million and comprised the following:

In S$'million	**September 12, 2001**
Fixed assets	7
Government, trading and investment securities	96
Cash and balances, placements with, and loans to banks, loans to and bills receivable from non-bank customers	587
Other assets	574
Deposits and balances of banks, deposits and other accounts of non-bank customers, debt securities in issue and other borrowings	(29)
Other liabilities	(697)
	538
Less: Minority interests	218
Adjusted net attributable assets	320
Add: Goodwill (Note 2)	98
Cost of acquisition	418

On September 28, 2001, DBS Securities Holding Pte Ltd and DBS Trading Pte Ltd, both wholly-owned subsidiary companies of DBS Bank, were sold 100% to VB for a cash consideration of S$306 million. On completion of the sale, DBSH's effective equity interests in DBS Securities Holding Pte Ltd and DBS Trading Pte Ltd were reduced from 100% to 59.5%. VB was subsequently renamed DBS Vickers Securities Holdings Pte Ltd ("DBSV").

Goodwill arising from the acquisition of DBSV amounted to S$98 million. This has been computed based on the difference between the total purchase consideration of S$418 million and DBS Bank's effective interest in the estimated fair value of identifiable assets and liabilities of DBSV of S$320 million. The goodwill will be amortised over a period of 10 years from the date of acquisition. The amortisation charge taken to the profit and loss account for the year ended December 31, 2001 was S$2 million, leaving a balance of S$96 million in goodwill.

The carrying value of goodwill from consolidation is reviewed when circumstances or events indicate that there may be uncertainty over the carrying amount. Goodwill will be written down for impairment when the net present value of the forecast future cash flows of the business are insufficient to support the carrying value.

At December 31, 2001 the total assets of DBSV under Singapore Statements of Accounting Standards included in the consolidated balance sheet of DBSH Group were S$1,199 million. The net interest income of DBSV included in the results of DBSH Group for the year ended December 31, 2001 was S$6 million. The profit after taxation of DBSV included in the results of DBSH Group for the year ended December 31, 2001 was S$12 million, before deducting goodwill amortisation of S$2 million and minority interest of S$5 million.

DBSH Group determines parent and minority interests in preparing consolidated financial statements on present ownership interests. The minority interest have a Put Option exercisable on September 12, 2003 at a price of S$0.90 per Option Share and 3.1 per cent per annum on the option price compounded annually. DBSH Group accounts for the above as derivative contracts, and the options will be accounted for as such until any settlement date when the physical shares are acquired. Further details are disclosed in Notes 4 and 9.

When an acquisition involves more than one exchange transaction, each transaction is treated separately for the purpose of determining the fair value of the identifiable assets and liabilities acquired and for determining the amount of goodwill. As such, the actual goodwill in respect of the Put Option, should the Put Option be exercised is determined only on the exercise date. Should the Put Option be exercised by the minority interest, on a proforma basis, DBS Bank would be required to pay an amount of S$322 million on September 12, 2003.

The additional goodwill would have been S$104 million, and the incremental annual amortisation charge to the profit and loss account would have been S$10 million. Under these circumstances, the effective interest of DBS Bank in DBSV would increase to 100% at September 12, 2003. As such, there will be no minority interest in DBSV, and the annualised impact on DBSH Group's profit and loss account based on the 2001 results of DBSV would have been S$20 million.

2 GOODWILL AND INTANGIBLE ASSETS

The carrying value of goodwill from consolidation is reviewed when circumstances or events indicate that there may be uncertainty over the carrying amount. Goodwill will be written down for impairment when the net present value of the forecast future cash flows of the business are insufficient to support the carrying value.

Set out below is the carrying value after an assessment for impairment of goodwill has been performed:

In S$'million	DBSH Group 2001
Goodwill arising on consolidation	
Unamortised balance at January 1	-
Acquisition of new subsidiary companies*	5,255
Amortisation for the financial year	(131)
Unamortised balance at December 31	5,124

Comprising : S$'million	Date of Acquisition	Amortisation Period	Unamortised balance at December 31, 2001	Charge to Profit and Loss Account
At the DBS Bank level				
Dao Heng Bank Group Limited	June 29, 2001	20 years	5,018	129
DBS Vickers Securities Holdings Pte Ltd	September 12, 2001	5 / 10 years	106	2
			5,124	131
Included in the DBS Vickers Securities Holding Pte Ltd				
Lum Chang Securities Pte Ltd		5 years	11	#
DBS Securities Holding Pte Ltd**		5 years	12	#
			23	#

* Include the goodwill on acquisition of Dao Heng Bank Group Limited (S$5,147 million) and Vickers Ballas Holdings Limited (S$98 million).
** Eliminated at Group's level.
# Insignificant

The Board of Directors have assessed the carrying values of the goodwill of S$5,124 million at December 31, 2001 to be appropriate, taking into account the expected future cash flows and revenue streams from the businesses acquired.

3 EARNINGS PER ORDINARY SHARE

3.1 Basic earnings per ordinary share ("EPS") is calculated by dividing the DBSH Group's net profit attributable to members and after preference dividends by the weighted average number of ordinary shares in issue during the year. For "Cash Basis" earnings per share, the impact of goodwill amortisation was excluded from net profit attributable to members.

	DBSH Group	
	2000	2001
Weighted average number of ordinary shares in issue (In million) (a)	1,204	1,249

	DBSH Group	
In S$'million	2000	2001
Net profit attributable to members	1,389	999
Less: Preference dividends	25	21
Net profit attributable to members after adjustment of preference dividends (b)	1,364	978
Add: Goodwill amortisation	-	131
Net profit attributable to members after adjustment of preference dividends and goodwill amortisation (cash basis) (c)	1,364	1,109
Basic Earnings Per Ordinary Share (Cents) (b)/(a)	113	78
Cash Basis - Basic Earnings Per Ordinary Share (Cents) (c)/(a)	113	89

3.2 For the purpose of calculating the diluted earnings per ordinary share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than fair value (average share price during the financial year) and the full conversion of DBSH Non-voting Convertible Preference Shares ("CPS") and DBSH Non-voting redeemable CPS to ordinary shares.

The effect of the exercise of DBSH share options and conversion of DBSH Non-voting CPS and DBSH Non-voting redeemable CPS on the weighted average number of ordinary shares in issue is as follows:

	DBSH Group	
In million	2000	2001
Weighted average number of ordinary shares in issue	1,204	1,249
Dilutive effect of share options	3	1
Full conversion of DBSH Non-voting CPS	25	25
Full conversion of DBSH Non-voting redeemable CPS	66	66
Weighted average number of ordinary shares in issue assuming dilution (a)	1,298	1,341

The effect of the exercise of DBSH share options and conversion of DBSH Non-voting CPS and DBSH Non-voting redeemable CPS on DBSH Group's net profit attributable to members is as follows:

	DBSH Group	
In S$'million	2000	2001
Net profit attributable to members	1,389	999
Less: Preference dividends	24	21
Net profit attributable to members after adjustment of preference dividends	1,364	978
Adjustment to net profit arising from:		
(i) Full conversion of DBSH Non-voting CPS	7	6
(ii) Full conversion of DBSH Non-voting redeemable CPS	18	15
Adjusted net profit attributable to members (b)	1,389	999
Add: Goodwill amortisation	-	131
Cash Basis - Adjusted net profit attributable to members (c)	1,389	1,130
Diluted Earnings Per Ordinary Share (Cents) (b)/(a)	107	74
Cash Basis - Diluted Earnings Per Ordinary Share (Cents) (c)/(a)	107	84

4 MINORITY INTERESTS - EQUITY

The equity minority interests of DBSH Group represent the interest of third parties in the equity shares of the Group's subsidiary companies and are as follows:

		DBSH Group	
In S$'million	Note	2000	2001
DBS Diamond Holdings Ltd	4.1	-	870
DBS Group Holdings (Hong Kong) Ltd		117	130
DBS Thai Danu Bank Public Company Limited	4.2	(278)	(277)
DBS Vickers Securities Holdings Pte Ltd	4.1	-	228
Other subsidiaries		35	27
		(126)	978

The balances above included the effect of foreign exchange fluctuations.

4.1 DBSH Group determines parent and minority interests in preparing consolidated financial statements on present ownership interests. Further details are disclosed in Notes 1 and 9.

DBS Diamond Holdings Ltd

As noted in Note 1, the DBSH Group financial statements include the results of Dao Heng Bank Group Limited ("DHG") from June 29, 2001, the date when DBS Bank gained control of DHG via its subsidiary company, DBS Diamond Holdings Ltd ("DDH").

Under the Cash and Share Option (Option B) offered by DBS Bank to the shareholders of DHG, DBS Bank has a Call Option which gives DBS Bank the right to require each DDH minority shareholder to sell his shares by giving a notice within a period of seven business days following December 31, 2002, at a purchase price of HK$21.70 per share.

Under the Cash and Share Option (Option B), DBS Bank is subject to a Put Option provision. Under the Put Option, each DDH minority shareholder has the right to require DBS Bank to purchase his shares by giving a notice within a period of seven business days following December 31, 2002 at a purchase price of HK$21.70 per share.

All shareholders of DDH are entitled to receive a dividend of not less than 45% of the net profits earned by DDH for each six month period ended June 30 or December 31 except where DHG may breach the liquidity or capital adequacy requirements imposed on it under the Hong Kong Banking Ordinance. The dividend is to be calculated based on earnings (applying the same accounting principles of DHG before the date of the Joint Announcement) from carrying on of business in the ordinary course with practice applicable prior to the date of the Joint Announcement, and disregarding the effect of any changes attributable to restructuring adjustments or other exceptional matters, including goodwill and transfer pricing. Holders of the options do not receive any other shareholder rights.

Should either of the options be exercised by DBS Bank or the DDH minority interest, DBS Bank would be required to pay an amount of HK$15,327 million (S$3,637 million) within 5 days of the exercise date of the options.

As noted in Note 2, the DBSH Group financial statements include the results of DBS Vickers Securities Holdings Pte Ltd ("DBSV") from September 12, 2001.

The minority interest of DBSV have a Put Option exercisable on September 12, 2003 at a price of S$0.90 per Option Share and 3.1 per cent per annum on the value of the option compounded annually. Subject to an amount which the Board of DBSV may consider necessary for (i) the appropriation of prudent and proper reserves, (ii) the retention out of profits of funds to meet the working capital requirements and to finance growth of the DBSV Group, and (iii) the requirements as to capital adequacy, solvency or otherwise of the DBSV Group, DBSV shall distribute to shareholders 35% of the net profits after tax for each year ended December 31. The holder of the Put Option does not receive any other shareholder rights.

Should the Put Option be exercised by the minority interest, DBS Bank would be required to pay an amount of S$322 million on September 12, 2003.

DBS Bank accounts for the above options as derivative contracts, and the options will be accounted for as such until any settlement date when the physical shares are acquired. The financial impact of these options being exercised is set forth in Note 9.

4.2 The balance in respect of DBS Thai Danu Bank Public Company Limited ("DTDB") is a debit balance. A debit minority interest balance arises where the losses applicable to the minority in the consolidated subsidiary company exceed the minority's share of the equity of that company.

The published financial statements of DTDB are prepared under Thai Generally Accepted Accounting Principles ("GAAP") and show that DTDB has positive net assets. However, the amounts consolidated in the DBSH accounts for DTDB are prepared under Singapore GAAP. There are significant differences in accounting for loan provisions* and certain equity instruments under Thai and Singapore regulatory guidelines and consequently, when Singapore guidelines are applied to the minority's share of DTDB's net assets, a debit balance arises. Such debit balance continue to exist although DTDB has posted a profit for the year as such profits are insufficient to offset the translation loss arising on consolidation of DTDB's results.

The Board of Directors and management has determined that it has no legal or commercial obligation to provide financing in respect of any accumulated losses attributable to the minority interest of DTDB. They have also considered the DTDB minority interest's ability to contribute capital as and when such requirements are appropriate.

Singapore Statement of Accounting Standard 26 ("SAS 26"), "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" prescribes conditions for debit minority interest balances. In addition to the above considerations, the company is required to obtain a binding obligation from the minority. In this case, this condition is not applicable, as the circumstances which create the minority interest debit balance do not apply to the published financial statements of DTDB under Thai GAAP, which show a positive net asset position.

- There is a difference in regulatory guidelines for recording bad and doubtful debt provisions in DTDB in Thailand and DBSH Group in Singapore. The higher debt provisions carried in DBSH Group's accounts are not represented by actual crystallized losses or provisions at DTDB at this point in time. But it reflects the losses which would also be borne by the minority should the provisions recorded in DBSH's accounts crystallize as losses in DTDB's accounts.

5 MINORITY INTERESTS – NON-EQUITY

Non-equity minority interests are preference shares held by third parties in a subsidiary company of DBSH Group.

Non-equity minority interests comprise S$1,100 million 6% non-cumulative redeemable preference shares, of par value of S$0.01 and a liquidation preference of S$100 each, issued by its subsidiary company, DBS Bank, on May 28, 2001. This qualifies as Tier I capital for the calculation of DBSH Group's capital adequacy ratios. Dividends, if declared by the Board of Directors of DBS Bank, are payable semi-annually on May 15 and November 15 at a fixed rate of 6% gross of the liquidation preference per annum, ending on or prior to May 15, 2011, and thereafter on February 15, May 15, August 15 and November 15 in each year at a floating rate per annum equal to the three-month Singapore Swap Offer Rate plus 2.28%.

6 SUBORDINATED TERM DEBTS

Subordinated term debts issued by subsidiary companies of DBSH Group are classified as liabilities in accordance with SAS 32. Certain of these instruments qualify as Hybrid Tier I or Tier II capital for capital adequacy purposes.

Subordinated term debts relate to junior or secondary long-term debts that have a lower priority claim on the Group's assets in the case of a default or liquidation.

6.1 UNDATED SUBORDINATED TERM DEBTS

The following is a summary of the undated subordinated term debts outstanding at December 31:

				DBSH Group	
In S$'million			**Note**	**2000**	**2001**
Face Value		*Issue Date*			
Issued by DBS Capital Funding Corporation					
US$725m	7.657% Non-Cumulative Guaranteed Preference Shares, Series A	Mar 21, 2001	(a)	-	1,340
S$100m	5.35% Non-Cumulative Guaranteed Preference Shares, Series B	Mar 21, 2001	(a)	-	100
Issued by DBS Thai Danu Bank Public Company Limited					
THB5,000m	Fixed Rate Perpetual Subordinated Debentures No.1	Jun 3, 1999	(b)	200	210
Total Undated Subordinated Term Debts				200	1,650

(a) Singapore Statement of Accounting Standard 32, "Financial Instruments : Disclosures and Presentation" which is effective for financial statements covering periods beginning on or after October 1, 2000, requires the issuer of a financial instrument to classify the instrument either as a liability or equity in accordance with the substance of the contractual arrangement on initial recognition. As a consequence, these preference shares, which will convert into a floating coupon at the end of 10 years that is considered sufficiently higher than market rate would indirectly cause the Group to redeem these preference shares. As such, they have been accounted for as long-term liabilities under such circumstances. The dividends on these preference shares are recognised in the income statement as interest expense.

These preference shares have two series; Series A and Series B each has a liquidation preference of US$1,000 and S$10,000 respectively. Dividends,

when declared by the Board of Directors of DBS Capital Funding Corporation, are payable in arrears on March 15 and September 15 each year at a fixed rate of 7.657% per annum (Series A) and 5.35% per annum (Series B), up to March 15, 2011. Thereafter, dividends are payable quarterly in arrears on March 15, June 15, September 15 and December 15 each year at a floating rate of three-month London Interbank Offer Rate ("LIBOR") + 3.2% per annum (Series A) and three-month Singapore Swap Offer Rate + 2.52% per annum (Series B). The fixed rate funding for Series A has been converted to floating rate at three-month LIBOR + 1.9364%. In computing DBSH Group's capital adequacy ratio, these guaranteed preference shares qualify as Tier I capital.

(b) DBS Thai Danu Bank Public Company Limited ("DTDB") issued 50,000 Class A Preference Shares at par value of Baht 10 each together with non-detachable 50,000 perpetual Subordinated Debentures ("Subordinated Debenture No. 1") at par value of Baht 100,000 each. The Subordinated Debenture No. 1 carries a coupon rate of 15% per annum. Interest is payable semi-annually subject to dividends being paid on the Class A Preference Shares. DTDB has an option to pay the full or part of the interest. Interest not paid in any year shall not be accrued for the succeeding year. The Subordinated Debenture No. 1 is perpetual and will be due upon liquidation of DTDB.

6.2 DATED SUBORDINATED TERM DEBTS

The following is a summary of the dated subordinated term debts outstanding at December 31:

In S$'million				Note	DBSH Group 2000	DBSH Group 2001
Face Value		*Issue Date*	*Maturity Date*			
Issued by DBS Bank						
US$750m	7 7/8% Subordinated Notes	Aug 10, 1999	Aug 10, 2009	(a)	1,300	1,388
US$500m	7 7/8% Subordinated Notes	Apr 15, 2000	Apr 15, 2010	(b)	867	925
US$850m	7 1/8% Subordinated Notes	May 15, 2001	May 15, 2011	(c)		1,572
Issued by DBS Thai Danu Bank Public Company Limited						
THB500m	Floating Rate Subordinated term debt	Jan 29, 1993	Jan 29, 2001	(d)	20	-
THB6,791m	Subordinated Debentures No.2	Jun 3, 1999	May 28, 2006	(e)	69	72
THB1,077m	4.25% Fixed Rate Subordinated term debt	Jan 18, 2000	Jan 17, 2010	(f)	43	45
THB260m	3.50% Fixed Rate Subordinated term debt	Dec 28, 2000	Dec 27, 2010	(g)	10	11
Issued by Dao Heng Bank Limited						
US$350m	7.75% Fixed Rate Subordinated term debt	Jan 24, 1997	Jan 24, 2007	(h)	-	484
Total					2,309	4,497
Repayable :						
- Less than one year					44	24
- Over one year					2,265	4,473
Total Dated Subordinated Term Debts					2,309	4,497
Total Subordinated Term Debts					2,508	6,147

(a) Interest is payable semi-annually on February 10 and August 10 commencing February 10, 2000. The fixed rate funding has been converted to floating rate at three-month London Interbank Offered Rate ("LIBOR") + 1.0475% via interest rate swaps. In computing DBSH Group's capital adequacy ratio, these notes qualify as Tier II capital.

(b) Interest is payable semi-annually on April 15 and October 15 commencing October 15, 2000. The fixed rate funding has been converted to floating rate at six-month LIBOR + 0.485%, fixing in arrears via interest rate swaps. In computing DBSH Group's capital adequacy ratio, these notes qualify as Tier II capital.

(c) Interest is payable semi-annually on May 15 and November 15 commencing November 15, 2001. The fixed rate funding has been converted to floating rate at three-month LIBOR + 1.252% via interest rate swaps. In computing DBSH Group's capital adequacy ratio, these notes qualify as Tier II capital.

(d) Interest was payable semi-annually at DTDB's six month average minimum overdraft rate.

(e) DTDB issued Subordinated Debenture No 2/1 to 2/29 ("Subordinated Debenture No. 2") at par value of Baht 100,000 each with varying maturity dates. A series of Subordinated Debenture No. 2 will mature every 3 months on the respective dates stated in the prospectus until May 28, 2006. The face value of the Subordinated Debentures No. 2 totalled Baht 6,791 million and was issued at a discount.

(f) Interest is payable annually at a fixed rate of 4.25%.

(g) Interest is payable annually at a fixed rate of 3.5%.

(h) Interest is payable semi-annually on January 24 and July 24, commencing July 24, 1997. Subsequent to the issue, Dao Heng Bank Limited repurchased and cancelled part of the Fixed Rate Subordinated term debt. At December 31, 2001, the outstanding amount of the term debt is US$262 million.

7 DEPOSITS AND OTHER ACCOUNTS OF NON-BANK CUSTOMERS

In S$'million	DBSH Group 2000	DBSH Group 2001
Analysed by Currency		
Singapore dollar	55,533	55,137
US dollar	14,572	21,811
Hong Kong dollar	4,414	20,976
Thai Baht	2,864	3,242
Others	3,337	5,605
Total	80,720	106,771
Analysed by Product		
Savings accounts (include S$ autosave)	38,057	43,750
Current accounts	8,098	9,577
Fixed deposits	34,005	52,338
Other deposits	560	1,106
Total	80,720	106,771

8 LOANS TO, AND BILLS RECEIVABLE FROM NON-BANK CUSTOMERS

	DBSH Group	
In S$'million	**2000**	**2001**
Gross	54,166	70,649
Less :		
Specific provisions	1,141	1,422
General provisions	1,001	1,019
Net total	52,024	68,208
Including :		
Bills receivable	992	1,530
Loans	51,031	66,678
Net total	52,023	68,208
Industry Breakdown		
Manufacturing	5,797	6,383
Building and Construction	8,726	10,227
Housing Loans	16,304	24,407
General Commerce	3,701	5,253
Transportation, Storage and Communications	3,487	6,103
Financial Institutions, Investment and Holding Companies	4,143	4,096
Professionals and Private Individuals (except Housing Loans)	6,317	8,373
Others	5,691	5,807
Gross total	54,166	70,649
Analysed by Currency and Fixed/ Variable Rates		
Fixed rate		
Singapore dollar	11,331	12,370
Hong Kong dollar	155	778
US dollar	9	1
Thai Baht	775	941
Others	86	2
Sub-total	12,356	14,092
Variable rate		
Singapore dollar	24,746	21,539
Hong Kong dollar	5,284	22,741
US dollar	8,248	8,335
Thai Baht	1,814	2,092
Others	1,718	1,850
Sub-total	41,810	56,557
Total (Gross)	54,166	70,649

Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial 1 to 3 years for certain mortgage loans, and over the entire loan period for other loans. Variable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates, as well as fixed rate loans that have effectively been converted to variable rate loans through interest rate swaps.

Included in loans and advances of DBSH Group is a loan of S$45 million (2000: S$337 million) extended to a company which is wholly-owned by a substantial shareholder of DBSH.

9 FINANCIAL DERIVATIVES

9.1 Financial derivatives are financial instruments whose characteristics are derived from the underlying assets, or from interest and exchange rates or indices. These include forwards, swaps, futures and options. The following outlines the nature and terms of the most common types of derivatives used by DBSH Group:

Exchange rate contracts

Forward foreign exchange contracts are agreements to buy or sell fixed amounts of currency at agreed rates of exchange on a specified future date.

Cross currency swaps are agreements to exchange, and on termination of the swap, re-exchange principal amounts denominated in different currencies. Cross currency swaps may involve the exchange of interest payments in one specified currency for interest payments in another specified currency for a specified period.

Currency futures are typically exchange-traded agreements to buy or sell standard amounts of a specified currency at an agreed exchange rate on a standard future date.

Currency options give the buyer on payment of a premium the right, but not the obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

Interest rate contracts

Interest rate swaps involve the exchange of interest obligations with a counterparty for a specified period without exchanging the underlying (or notional) principal.

Interest rate caps and floors give the buyer the ability to fix the maximum or minimum rate of interest. There is no facility to deposit or draw down funds; instead the writer pays to the buyer the amount by which the market rate exceeds

or is less than the cap rate or the floor rate respectively. A combination of an interest rate cap and floor is known as an interest rate collar.

Forward rate agreements give the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date). There is no exchange of principal and settlement is effected on the settlement date. The settlement amount is calculated by reference to the difference between the contracted rate and the market rate prevailing on the settlement date.

Swaptions give the buyer the right, but not the obligation, to enter an interest rate swap as either the payer or receiver of the fixed side of the swap.

Credit related contracts

Credit derivatives are off-balance sheet instruments that allow for the isolation and transfer of credit risk from one party (the "Protection Buyer") to another (the "Protection Seller") without necessarily effecting an upfront exchange of physical assets. The pay-off under a credit derivative contract is linked to the credit performance of an underlying reference credit.

Equity related contracts

Equity derivatives

DBSH Group's principal equity related contracts are equity and stock index swaps and options (including warrants, which are options listed on an exchange). An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other paying based on the actual return of the stock or stock index. No principal amounts are exchanged. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock or stock index at a specified price or level on or before a specified date.

9.2 The tables below analyse the contractual or underlying principal amounts of derivative financial instruments held or issued for trading and non-trading purposes. In addition, they also set out the corresponding gross positive and negative balance sheet fair values of the derivative financial instruments by counterparties to reflect the underlying credit risk of these counterparties. In the financial statements, trading and non-trading (excluding those non-trading derivative financial instruments which are held for hedging and are accounted for on an accrual basis) derivative financial instruments are revalued on a gross position basis and the unrealised gains or losses are reflected in "Other assets" or "Other liabilities".

	2001					
	Trading			Non-Trading		
In S$'million	Underlying Notional	Year-end Positive Fair Value	Year-end Negative Fair Value	Underlying Notional	Year-end Positive Fair Value	Year-end Negative Fair Value
Foreign Exchange Derivatives						
FX Forwards	20,428	155	244	664	2	3
FX Swaps	138,561	881	861	5,807	78	121
Currency swaps	15,156	94	156	119	#	#
Currency options purchased (a)	11,447	148	1	-	-	-
Currency options written (b)	12,145	1	174	-	-	-
Sub-total	197,737	1,279	1,436	6,590	81	124
Interest Rate Derivatives						
Forward rate agreements bought	6,349	3	11	-	-	-
Forward rate agreements sold	5,871	9	1	-	-	-
Interest rate swaps	164,209	1,507	1,288	10,972	383	142
Financial futures purchased	530	1	#	-	-	-
Financial futures sold	1	-	#	-	-	-
Swaptions purchased	943	#	-	-	-	-
Swaptions sold	1,674	10	#	-	-	-
Interest rate futures options purchased	925	1	#	-	-	-
Interest rate futures options written	1,123	-	20	-	-	-
Interest rate caps / floor written	2,291	4	38	-	-	-
Interest rate caps / floor purchased	913	34	5	9	-	-
Sub-total	184,829	1,570	1,364	10,981	383	142
Equity Derivatives						
OTC Equity options purchased	447	5	#	3,792	-	1
OTC Equity options sold	530	13	21	4,114	1	2
Sub-total	977	18	21	7,906	1	3
Credit Derivatives						
Credit default swaps	-	-	-	3,134	3	24
Sub-total	-	-	-	3,134	3	24
Total	383,543	2,867	2,821	28,611	468	293
Balances arising from off-balance sheet financial instruments		2,867*	2,821			2

* These gross position fair value are subject to certain valuation adjustments to reflect possible price adjustments to the market value to liquidate certain material positions held by the Group.

\# Insignificant

(a) Included in the underlying principal is an amount of S$7 million which reflects the actual payout for the purchase of "Touch Rebates". These are derivatives which require a fixed payment as a result of some future event that have no notional amount.

(b) Included in the underlying principal is an amount of S$15 million which reflects the actual payout required for "Touch Rebates" sold. These are derivatives which require a fixed payment as a result of some future event that have no notional amount.

The contractual or underlying principal amounts of derivative financial instruments of bank and non-bank counterparties amounted to S$330,902 million and S$81,252 million respectively.

DBSH Group accounts for options on shares held by the minority as derivative contracts, and the options will be accounted for as such until any settlement date when the physical shares would be acquired.

<u>Dao Heng Bank Group Limited</u>

Call Option

Under the Cash and Share Option (Option B) offered by DBS Bank to the shareholders of DHG, the minority shareholders of DBS Diamond Holdings Ltd ("DDH") are subject to a Call Option provision. Under the Call Option, DBS Bank has the right to require each DDH minority shareholder to sell his shares by giving a notice within a period of seven business days following December 31, 2002 at a purchase price of HK$21.70 per share.

The notional value of the Call Option at December 31, 2001 is S$3,637 million. This amount would be payable in full if DBS Bank exercises the Call Option at maturity.

DBSH Group has determined the fair value of the Call Option at December 31, 2001 and has taken the difference between their value on the date on which they were written and December 31, 2001, through its profit and loss account. At December 31, 2001 the fair value of the Call Option was not materially different from the fair value of the Call Option at inception. The fair value was determined based on a discounted cashflow methodology approved by DBS Bank's Group Risk Department.

Put Option

Under the Cash and Share Option (Option B) offered by DBS Bank to the shareholders of DHG, DBS Bank is subject to a Put Option provision. Under the Put Option, each DDH minority shareholder has the right to require DBS Bank to purchase his shares by giving a notice within a period of seven business days following December 31, 2002 at a purchase price of HK$21.70 per share.

The notional value of the Put Options at December 31, 2001 is S$3,637 million. This amount would be payable in full should all minority shareholders exercise their Put Options at maturity.

DBSH Group has determined the fair value of the Put Options at December 31, 2001 and has taken the difference between their value on the date on which they were written and December 31, 2001, through its profit and loss account. At December 31, 2001 the fair value of the Put Options was not materially different from the fair value of the Put Option at inception. The fair value was determined based on a discounted cashflow methodology approved by DBS Bank's Group Risk department.

Should either of the options be exercised by DBS Bank or the DDH minority interest, on a proforma basis, DBS Bank would be required to pay an amount of HK$15,327 million (S$3,637 million) within 5 days of the exercise date of the options.

DBS Vickers Securities Holdings Pte Ltd

Under the Shareholders' Agreement in relation to the sale and purchase of Vickers Ballas Holdings Limited, DBS Bank is subject to a Put Option provision. The minority interest may exercise a Put Option exercisable on September 12, 2003 at an Option Price of S$0.90 per Option Share and 3.1 per cent per annum compounded annually.

The notional value of the Put Option at December 31, 2001 is S$322 million. This amount would be payable in full should the minority shareholder exercises its Put Option at maturity.

DBS Bank has determined the fair value of the Put Option at December 31, 2001 and has taken the difference between its value on the date on which it was written and December 31, 2001, through its profit and loss account. At December 31, 2001 the fair value of the Put Option included in "Other liabilities" was an unrealised loss of S$3 million. The fair value was determined based on discounted cash flow methodology as approved by DBS Bank's Group Risk Department.

Should the Put Option be exercised by the minority interest, on a proforma basis, DBS Bank would be required to pay an amount of S$322 million on September 12, 2003.

The following table shows an analysis of DBSH Group's derivatives financial instruments at December 31, 2000:

	2000			
	Non Trading	Trading		
In S$'million	Underlying Principal	Underlying Principal	Year-end Positive Fair Value	Year-end Negative Fair Value
Foreign Exchange (FX) Derivatives				
FX Forwards	4,086	5,036	112	153
FX swaps	19,421	70,896	469	518
Currency swaps	269	4,878	28	41
Currency options purchased	2	2,989 (a)	32	#
Currency options written	3	3,359 (b)	#	25
Sub-total	23,781	87,158	642	737
Interest Rate Derivatives				
Forward rate agreements bought	-	901	-	1
Forward rate agreements sold	-	218	#	-
Interest rate swaps	4,997	33,906	280	220
Financial futures purchased	-	5,789	1	#
Financial futures sold	-	6,678	1	4
Swaption purchased	-	111	2	-
Swaption sold	-	111	-	2
Interest rate futures option written	-	1,646	-	2
Interest rate caps/floor purchased	-	463	4	#
Interest rate caps/floor written	-	1,566	1	10
Sub-total	4,997	51,389	290	239
Equity Derivatives				
OTC Equity options purchased	-	4,435	#	3
OTC Equity options sold	-	4,434	3	#
Sub-total	-	8,869	3	3
Total	28,778	147,416	936	979
Balances arising from off-balance sheet financial instruments			936	979

(a) Included in the underlying principal is an amount of S$3 million which reflects the actual payout for the purchase of "Touch Rebates". These are derivatives which require a fixed payment as a result of some future event that have no notional amount.

(b) Included in the underlying principal is an amount of S$1 million which reflects the actual payout required for "Touch Rebates" sold. These are derivatives which require a fixed payment as a result of some future event that have no notional amount.

10 Exposures to Malaysia, Indonesia, Thailand, Korea, the Philippines (Regional Countries), Hong Kong and China

DBSH Group has exposures to certain countries in the Asia Pacific region.

The exposures are determined based on the location of the credit risk of the customers and counterparties regardless of where the transactions are booked.

At December 31, 2001, DBSH Group had assets in the Regional Countries, amounting to S$7,790 million (2000: S$7,126 million) and in Hong Kong and China amounting to S$32,721 million (2000: S$8,003 million).

	Dec 31, 2000		Dec 31, 2001	
In S$'million	**Assets**	**NPLs[a]**	**Assets**	**NPLs[a]**
Malaysia	815	304	**854**	**409**
Indonesia	487	176	**445**	**105**
Thailand (excluding DTDB)	356	49	**302**	**59**
Korea	1,044	51	**1,551**	**28**
The Philippines	1,354	87	**1,011**	**30**
	4,056	667	**4,163**	**631**
DTDB	3,070	1,238	**3,627**	**1,004**
Total Regional NPLs	7,126	1,905	**7,790**	**1,635**
Hong Kong[b]	6,906	541	**31,602**	**1,085**
China	1,097	153	**1,119**	**118**
Total	15,129	2,599	**40,511**	**2,838**

(a) NPLs include classified bank loans, contingent facilities and debt instruments.
(b) Includes DHG, DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.

The DBSH Group's exposures to these countries at December 31, 2001 were as follows:

In S$'million	Loans and debt securities						Net Exposure	
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank[(a)]	Investments	Total	Less: Loans to/Investments in Financial Subsidiaries/ Overseas Branches	Amount	As a % of Total Assets
	(1)	(2)	(3)	(4)	(5)= (1+2+3+4)	(6)	(7)=(5-6)	(8)
Malaysia	730	-	727	95	1,552	698	854	0.6%
Indonesia	161	31	291	38	521	76	445	0.3%
Thailand (excluding DTDB)	64	9	271	78	422	120	302	0.2%
Korea	1,002	194	464	7	1,667	116	1,551	1.1%
The Philippines	74	99	124	720	1,017	6	1,011	0.7%
SUB-TOTAL	2,031	333	1,877	938	5,179	1,016	4,163	2.8%
DTDB	61	286	3,186	95	3,628	1	3,627	2.4%
TOTAL REGIONAL COUNTRIES	**2,092**	**619**	**5,063**	**1,033**	**8,807**	**1,017**	**7,790**	**5.1%**
Hong Kong[(b)]	1,737	4,374	25,491	10,808	42,410	10,808	31,602	20.9%
China	746	28	930	2	1,706	587	1,119	0.7%
TOTAL	**4,575**	**5,021**	**31,484**	**11,843**	**52,923**	**12,412**	**40,511**	**26.8%**

(a) Non-bank loans include loans to government and quasi-government entities.
(b) Includes DHG, DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.
DTDB: DBS Thai Danu Bank

The DBSH Group's exposures to these countries at December 31, 2000 were as follows:

In S$'million	Loans and debt securities						Net Exposure	
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank[(a)]	Investments	Total	Less: Loans to/Investments in Financial Subsidiaries/ Overseas Branches	Amount	As a % of Total Assets
	(1)	(2)	(3)	(4)	(5)= (1+2+3+4)	(6)	(7)=(5-6)	(8)
Malaysia	664	34	645	48	1,391	576	815	0.8%
Indonesia	205	47	301	37	590	103	487	0.5%
Thailand (excluding DTDB)	53	9	302	17	381	25	356	0.3%
Korea	609	224	385	13	1,231	187	1,044	1.0%
The Philippines	271	137	511	694	1,613	258	1,354	1.3%
SUB-TOTAL	1,802	451	2,144	809	5,206	1,149	4,056	3.8%
DTDB	58	231	2,748	42	3,079	9	3,070	2.8%
TOTAL REGIONAL COUNTRIES	**1,860**	**682**	**4,892**	**851**	**8,284**	**1,158**	**7,126**	**6.4%**
Hong Kong[(b)]	783	202	6,226	1,015	8,226	1,320	6,906	6.2%
China	743	27	960	9	1,738	641	1,097	1.0%
TOTAL	**3,386**	**911**	**12,078**	**1,874**	**18,249**	**3,120**	**15,129**	**13.6%**

(a) Non-bank loans include loans to government and quasi-government entities.
(b) Includes, DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.
DTDB: DBS Thai Danu Bank

11 Non-Performing Loans and Provisions

At December 31, 2001, DBSH Group's total non-performing loans amounted to S$4,512 million (December 31, 2000: S$4,411 million), of which DHG's NPLs amounted to S$744 million. Non-performing loans (NPLs) are loans, contingent facilities and debt instruments classified as "Substandard", "Doubtful" or "Loss" in accordance with MAS Notice 612.

Out of the total NPLs of S$4,512 million:

- S$3,086 million (68%) [December 31, 2000: S$3,508 million (80%)] were in the substandard category; and
- S$2,604 million (58%) [December 31, 2000: S$2,651 million (60%)] were secured by collateral.

Total cumulative specific and general provisions at December 31, 2001 amounted to 143% (December 31, 2000: 130%) of unsecured NPLs.

Details of DBSH Group's NPLs and provisions at December 31, 2001 were as follows:

In S$'million	Singapore	Hong Kong[(b)]	Regional Countries DTDB [(a)]	Regional Countries Others	Other Countries	Total
December 31, 2001						
Non- Performing Loans (NPLs)	1,528	1,085	1,004	631	264	4,512
- Substandard	1,175	530	810	379	191	3,085
- Doubtful	27	344	17	112	21	521
- Loss	326	211	177	140	52	906
NPLs as a % of:						
- Total loans in the respective countries	3.7%	4.1%	27.7%	12.2%	0.8%	4.0%
- Group total assets	1.0%	0.7%	0.7%	0.4%	0.2%	3.0%
Non-bank NPLs as a % of non-bank loans in the respective countries	3.6%	4.3%	29.8%	26.1%	6.8%	5.7%
Total Cumulative Provisions	838	553	727 (c)	460	141	2,719
- Specific provisions	465	304	545	244	101	1,659
- General provisions	373	249	182	216	40	1,060
Total Cumulative Provisions as a % of:						
- Total loans in the respective countries	2.0%	2.1%	20.0%	8.9%	0.4%	2.4%
- Group total assets	0.6%	0.4%	0.5%	0.3%	0.1%	1.8%
- NPLs in the respective countries	55%	51%	72%	73%	53%	60%
- Unsecured NPLs in the respective countries	151%	150%	162%	124%	86%	143%

(a) Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Public Company Limited (DTDB)'s loans which are booked in Singapore.
(b) Includes DHG, DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.
(c) Includes provisions of S$145 million (2000 : S$136 million) in respect of foreclosed properties in DTDB.

Details of DBSH Group's NPLs and provisions at December 31, 2000 were as follows:

			Regional Countries			
In S$'million	**Singapore**	**Hong Kong[b]**	**DTDB [a]**	**Others**	**Other Countries**	**Total**
<u>December 31, 2000</u>						
Non- Performing Loans (NPLs)	1,735	542	1,238	667	229	4,411
- Substandard	1,544	358	956	501	149	3,508
- Doubtful	28	174	32	98	25	357
- Loss	163	10	250	68	55	546
NPLs as a % of:						
- Total loans in the respective countries	3.5%	8.3%	40.2%	12.8%	0.8%	4.8%
- Group total assets	1.6%	0.5%	1.1%	0.6%	0.2%	4.0%
Non-bank NPLs as a % of non-bank loans in the respective countries	4.2%	8.3%	42.7%	28.2%	6.1%	7.6%
Total Cumulative Provisions	787	181	719 (c)	478	121	2,286
- Specific provisions	307	110	545	191	84	1,237
- General provisions	480	71	174	287	37	1,049
Total Cumulative Provisions as a % of:						
- Total loans in the respective countries	1.6%	2.8%	23.4%	9.2%	0.4%	2.5%
- Group total assets	0.7%	0.2%	0.6%	0.4%	0.1%	2.1%
- NPLs in the respective countries	45%	33%	58%	72%	53%	52%
- Unsecured NPLs in the respective countries	155%	113%	119%	132%	97%	130%

(a) Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Public Company Limited (DTDB)'s loans which are booked in Singapore.

(b) Includes DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.

(c) Includes provision of S$136 million in respect of foreclosed properties in DTDB.

12 Industry Analysis of Non-Performing Loans

The following table shows the industry breakdown of the non-performing loans of DBSH Group:

In S$'million	Dec 31 2000	Distribution %	Dec 31 2001	Distribution %
Manufacturing	917	20.8	**891**	**19.8**
Building and Construction	878	19.9	**772**	**17.1**
Housing Loans	254	5.8	**311**	**6.9**
General Commerce	847	19.2	**755**	**16.7**
Transportation, Storage and Communications	234	5.3	**237**	**5.3**
Financial Institutions, Investment and Holding Companies	433	9.8	**497**	**11.0**
Professionals and Private Individuals (except Housing Loans)	285	6.5	**417**	**9.2**
Others	563	12.7	**632**	**14.0**
Total	4,411	100.0	**4,512**	**100.0**

13 Accrual, Past Due and Restructured Loans

The following table shows an analysis of non-performing loans in accordance with United States Securities and Exchange Commission (SEC) guidelines. The DBSH credit risk management procedures are based on MAS Notice 612 loan gradings. The information included, which is not derived from those procedures, is presented to enable users to compare DBSH with other international institutions. This information is not required under the Singapore Companies Act.

In S$'million	Dec 31 2000	Dec 31 2001
Singapore		
Non accrual loans	1,403	**1,444**
Non – Restructured	897	**955**
Restructured	506	**489**
Regional Countries		
Non accrual loans	1,784	**1,583**
Non – Restructured	698	**585**
Restructured	1,087	**998**
Other Countries		
Non accrual loans	537	**1,214**
Non – Restructured	417	**1,030**
Restructured	120	**184**
Total	3,724	**4,241**

NB: There are no non-accruing loans which are contractually past due 90 days or more with regard to principal or interest payments. These loans are classified as NPLs under MAS guidelines for which the practice is not to recognise interest income until received.

28 Jan 2002

RECEIVED FEB 21 2002 365 SEC MAIL PROCESSING SECTION WASH, D.C.

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 25 Jan 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Noraisah Binte Hussin (Ms)
Bank Executive
Secretariat
878 5304 (DID)

ENCS

Section 63 (1)

FORM

24

RETURN OF ALLOTMENT OF SHARES

RECEIVED FEB 21 2002 SEC MAIL PROCESSING 365 SECTION WASH. D.C.

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	99,120		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:

Please see Certificate attached

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
	(f) 25 January 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM
24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,446,937,316	S$66,475,374	25,106,101
Paid-up Share Capital	1,446,937,316	S$66,475,374	25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 25 January 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

Registration No : 199901152M (DBS Group Holdings Ltd)

This is Not A Receipt Unless it is Machine Receipted

MAIL BOX NO : ____________

RCB 785819 25/01/2002 $10.00

For Mailbox Subscribers

THE DEVELOPMENT BANK OF SINGAPORE LTD

REGISTRY OF COMPANIES AND BUSINESSES

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

18 Jan 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECEIVED
FEB 21 2002
WASH, D.C. PROCESSING SECTION
365

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 18 Jan 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Joanne Mong (Ms)
Bank Executive
Secretariat
878 5246 (DID)

ENCS

Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM 24

RECEIVED FEB 21 2002 PROCESSING SECTION

Folio No. 368

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	4,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
	(e) 18 Jan 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	2,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,446,838,196	S$66,475,374	25,106,101
Paid-up Share Capital	1,446,838,196	S$66,475,374	25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 18 Jan 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

RECEIVED
FEB 21 2002
365

4 Jan 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 4 Jan 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faridah Beevi (Ms)
Bank Executive
Secretariat
878 8841 (DID)

ENCS

Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM 24

Folio No

FEB 21 2002 365 SECTION

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	1,384		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM **24**

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
	(f) 3 January 2002

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	2,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	S$1,446,831,196	S$66,475,374	S$25,106,101
Paid-up Share Capital	S$1,446,831,196	S$66,475,374	S$25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 4 January 2002

Signature: ....

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

RECEIVED FEB 21 2002 365

31 Dec 2001

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 31 Dec 2001 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Joanne Mong (Ms)
Bank Executive
Secretariat
878 5246 (DID)

ENCS

/mpl

Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM 24

FEB 21 2002 305 SECTION

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	4,200		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)

Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076

A/c No:

Fax No: 222 1035

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
	(f) 2 Jan 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	2,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,446,829,812	S$66,475,374	25,106,101
Paid-up Share Capital	1,446,829,812	S$66,475,374	25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 31/12/2001

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

DBS BANK

FEB 21 2002

7 Jan 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 7 Jan 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Avens Chua (Ms)
Bank Executive
Secretariat
878 6444 (DID)

ENCS

THE DEVELOPMENT BANK OF SINGAPORE LTD
Secretariat 6 Shenton Way, #39-02, DBS Building Tower One, Singapore 068809. Telephone: 65-2201111 Facsimile: 65-2221035 Cable: DBSBANK
Telex: RS 24455 SWIFT Dest: DBSSSGSG Website: http://www.dbs.com.sg
Biz Regn No. 49413400C (07-17-011)

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 SEPTEMBER 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	3,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Printed by Government Printers

(Please use continuation sheets if space provided is insufficient)

FORM **24**

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 7 January 2002

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM 24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	2,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,446,834,196	S$66,475,374	25,106,101
Paid-up Share Capital	1,446,834,196	S$66,475,374	25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 7 January 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

Registration No : DBS Group Holdings Ltd

This is Not A Receipt Unless it is Machine Receipted

MAIL BOX NO : ____________ 199901152M RCB 753534 08/01/2002 $10.00

(for Mailbox Subscribers)

THE DEVELOPMENT BANK OF SINGAPORE LTD

RCB

REGISTRY OF COMPANIES AND BUSINESSES

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

7 Sept 2001

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

THE DEVELOPMENT BANK OF SINGAPORE LTD ("DBS BANK")

We enclose 1 copy of DBS Bank's news releases for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

AVENS CHUA
BANK EXECUTIVE
SECRETARIAT
321 6444 (DID)

ENC

DBS NEWS

Ref. No. 62/2001

RECEIVED
FEB 21 2002
WASH, D.C.
365

DBS WINS 'BEST SINGAPORE DOLLAR BOND HOUSE' AND 'BEST LOCAL EQUITY HOUSE' AWARDS

***

Bags two out of five country awards from FinanceAsia's Annual Country Awards 2001

* * *

ALSO RANKED SECOND IN ASIA IN MARKET CAPITALISATION IN SEPARATE FINANCEASIA RESEARCH

SINGAPORE, SEP 5 – FinanceAsia, a highly regarded financial magazine in the region and the winner of the Society of Asian Publishers Award in 2001, has named DBS the "Best Singapore Dollar Bond House" and the "Best Local Equity House" in Singapore in its Country Awards For Achievement 2001.

According to FinanceAsia, DBS won the "Best Singapore Dollar Bond House" award for its dominant position in the ever-expanding Singapore dollar bond market and for an outstanding year of performance. In 2001, DBS helped SingTel with its acquisition of Optus in Australia by leading a five-year, S$1 billion issue. Another megadeal was one for DBS' own financing of its Dao Heng Bank acquisition. This saw DBS upsize a S$600 million non-cumulative preference share deal to S$1.1 billion. FinanceAsia also noted that another landmark was the largest ever asset securitisation, the S$984 million issue for Tincel which was based on receivables from the Raffles City Complex. These deals helped DBS gain an increasingly strong reputation as a key builder and dominant player in the Singapore dollar bond market.

THE DEVELOPMENT BANK OF SINGAPORE LTD
6 Shenton Way, DBS Building Tower One, Singapore 068809. Telephone: 65-2201111 Facsimile: 65-2211306
Website: www.dbs.com Email: corprel@dbs.com
Biz Regn No. 49413400C

In the local equities house category which is designed for local brokerage houses and looks primarily at their brokerage turnover and research output, DBS earned the "Best Local Equity House" award for its position in the market. With its forthcoming merger with Vickers Ballas (to be called DBS Vickers Securities), the new entity will be Singapore's broking powerhouse. This strength was further augmented by the acquisition of Lum Chang Securities. DBS has over 500 trading representatives and well publicised intentions of becoming a regional player.

In a separate ranking of the top 20 banks in Asia jointly conducted by FinanceAsia and UBS Warburg, DBS has emerged second in terms of market capitalisation, with Hang Seng Bank topping the list. This is the first time FinanceAsia has ranked the region's banks.

Said Mr Steven Irvine, Editor of FinanceAsia, who was in Singapore to present the award yesterday, "These awards recognise the great advances that DBS has made in investment banking in the past few years. With its merger with Vickers Ballas, the dominance in the securities business is further ensured."

Mr Philippe Paillart, CEO of DBS commented, "We are honoured to be conferred these awards. They are a testimony of the market's recognition of DBS' capabilities and leadership. More importantly, they demonstrate our unwavering commitment to deliver excellent services of world-class standards to our corporate and individual customers. Going forward, we will continue to focus on serving our customers to the best of our abilities. We will achieve these through continual investments in technology, human capital and expansion of innovative product offerings that will enhance our market position and regional bank stature overseas."

FinanceAsia is the region's leading journal which analyses trends in Asia's capital markets, corporate finance, M&A and treasury markets by adding deep editorial insight to the headline facts and figures. Targeted at institutional investors, company CEOs and CFOs, and financial intermediaries, FinanceAsia aims to help these decision makers stay abreast of current business developments, track industry and competitive trends, make informed investment decisions and manage their financial assets.

DBS Group Holdings Ltd is the holding company of DBS Bank and is the largest banking group in Southeast Asia. DBS Bank is ranked among the top banks in Asia. A recognised leader in Internet banking and e-commerce, DBS is the market leader in Singapore-dollar loans and deposits, and equity fund raising. Beyond Singapore, DBS Group serves corporate, institutional and retail customers through subsidiaries and associated companies in Hong Kong, The Philippines, Indonesia and Thailand, and international banking services through a network of overseas branches and offices. With its acquisition of Dao Heng Bank in June, 2001, DBS is the fourth largest bank in Hong Kong by assets.

-----000-----

For more information, contact :

Julie Yeo
Vice President, Corporate Relations
DBS Bank
E-mail : julie_yeo@dbs.com
Tel : (65) 878-5447
Fax : (65) 222-4478

Pearly Chua
Manager, Corporate Relations
DBS Bank
E-mail : pearly_chua@dbs.com
Tel : (65) 878-6374
Fax : (65) 222-4478

RECEIVED
FEB 21 2002
WASH. D.C.
365

6 Dec 2001

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

THE DEVELOPMENT BANK OF SINGAPORE LTD ("DBS BANK")

We enclose 1 copy of DBS Bank's news release for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

FARIDAH BEEVI
BANK EXECUTIVE
SECRETARIAT
878 8841 (DID)

ENC

FEB 21 2002
WASH. D.C.
365
SECTION

Ref No. 84/2001

DBS AND MASTERCARD UNVEIL SINGAPORE'S FIRST WORLD CUP CARD FEATURING SOCCER LEGEND *PELÉ*

***

DBS Pledges Up To S$100,000 To Charity In Conjunction With Card Launch

***

CUSTOMERS CAN BID FOR LIMITED EDITION CARD SETS AUTOGRAPHED BY *PELÉ*

SINGAPORE, DEC 4. – DBS and MasterCard International launched Singapore's first 2002 FIFA World Cup Card today at an event with none other than the "King of Football" himself. To commemorate the first FIFA World Cup to be held in Asia, DBS Cards and MasterCard are pleased to introduce the special edition DBS MasterCard 2002 FIFA World Cup Card, which is currently the only World Cup Card available in Singapore.

Pelé is in Singapore in his official capacity as MasterCard's World Cup Soccer Spokesperson for a two-day visit.

Hot on the heels after having raised more than S$56,000 for the School Pocket Money Fund, DBS Bank's card unit also announced today that it will pledge up to S$100,000 to the fund in conjunction with the launch of its new World Cup Credit Card.

DBS Cards will pledge S$10 for every successful DBS MasterCard 2002 FIFA World Cup Card account applied for, up to S$100,000, to help children from low-income families meet school pocket expenses.

Philippe Paillart, Vice Chairman and CEO of DBS, said, "The pledge by DBS Cards is

an extension of our commitment to support a worthy cause. The project touches on a core philosophy behind our community relations projects about enabling young Singaporeans to help themselves.

"While offering our DBS credit card holders a unique opportunity to experience the 2002 FIFA World Cup, we wanted to take this occasion to share and give something back to our community. We hope the pledge will go a long way in supporting our less privileged children in the community."

For every DBS MasterCard 2002 FIFA World Cup Card account approved, cardholders will be rewarded with a set of complimentary exclusive DBS Pelé MasterCard – Electronic Cards. The electronic card is a stored value card. The Card will have MasterCard acceptance and customers may use the electronic card to sign for their purchases. DBS officials said they believe many soccer fans will likely keep these limited edition electronic cards as mementoes. Presented in a set of three, each of the electronic card design features the soccer legend's moments of glory.

In addition, five sets of the specially framed commemorative DBS Pelé MasterCard – Electronic Card will be signed personally by the legend. These sets will be put up for charity auction to DBS/POSB MasterCard cardholders at a starting bid of S$188 per set. The five highest bidders will get to keep the priceless memento, and all proceeds raised will be donated to the School Pocket Money Fund.

"The World Cup has always had a very special place in my heart and I'm truly delighted to be able to launch Singapore's first World Cup Card," said Pelé.

Customers can view the commemorative sets and submit their bids at DBS Card roadshows from 7 December onwards at the following locations - Parkway Parade (Dec 7-9), Jurong Point (Dec 8-9), IMM (Dec 14-16), IMM and Tampines Mall (Dec 21-23).

Besides doing their part for charity by dropping in bids for the auction, applicants at the

road shows can also look forward to an instant win lucky dip to get World Cup collectible merchandise. As a special treat to reward soccer enthusiasts with yet another priceless memento, five successful applicants from the road shows stand to win a FIFA World Cup football personally autographed by Pelé.

Andy Chan, Managing Director, DBS Cards Singapore said, "We are very excited to be in partnership with MasterCard to bring the first World Cup Card to Singapore and to launch the world's first set of World Cup Electronic Cards. We believe many soccer fans here are equally excited that the world's biggest soccer event is being staged so near home in Asia. Being a leading bank in Asia, we want to extend the priceless opportunity to our customers with this new card launch."

According to Ajay Bhalla, Vice President and Country Manager, Singapore, MasterCard International, "MasterCard has been a sponsor of the FIFA World Cup since 1991. We are very excited to work with DBS to launch yet another first. The FIFA World Cup is the single most anticipated and watched sporting event and MasterCard is thrilled to join forces with DBS to bring the game to the people and the people to the game."

The specially designed World Cup credit card is offered to customers for a limited period till 31 March 2002. All approved applicants will stand a chance to win a pair of tickets to experience the World Cup opening match in Seoul, Korea on May 31, 2002, including return air tickets and accommodation at Crown Price Hotel.

The DBS MasterCard 2002 FIFA World Cup Card is an all-in-one credit card, which includes ATM and Nets functions. The card is accepted at over 22 million establishments in 210 countries and territories worldwide. Customers have access to the largest ATM network in Singapore, with the convenience of nearly 900 DBS/POSB ATMs located islandwide. A 24-hour worldwide emergency service is also available through DBS Assist for medical and legal assistance. Applicants must be at least 21 years old with minimum annual income of S$30,000.

About DBS :

DBS Group Holdings Ltd is the holding company of DBS Bank and is the largest banking group in Southeast Asia. Ranked among the top banks in Asia, DBS Bank is a recognised leader in Internet banking and e-commerce. Beyond Singapore, DBS Group serves corporate, institutional and retail customers through subsidiaries and associated companies in Hong Kong, The Philippines, Indonesia and Thailand, and international banking services through a network of overseas branches and offices. With its acquisition of Dao Heng Bank in June, 2001, DBS is the fourth largest bank in Hong Kong by assets.

About MasterCard :

MasterCard International has a comprehensive portfolio of well-known, widely accepted payment brands including MasterCard®, Cirrus® and Maestro®. More than 1.7 billion MasterCard, Cirrus and Maestro logos are present on credit, charge and debit cards in circulation today. An association comprised of more than 20,000 member financial institutions, MasterCard serves consumers and businesses, both large and small, in 210 countries and territories. MasterCard is a leader in quality and innovation, offering a wide range of payment solutions in the virtual and traditional worlds. MasterCard's award-winning Priceless® advertising campaign is now seen in 80 countries and in more than 40 languages, giving the MasterCard brand a truly global reach and scope. With more than 22 million acceptance locations, no card is accepted in more places and by more merchants than the MasterCard Card. As of June 30, 2001, gross dollar volume was US$458.8 billion. MasterCard can be reached through its World Wide Web site at http://www.mastercard.com.

About Pelé :

Born Edson Arantes do Nascimento in Tres Coracoes, Brazil on October 23, 1940, Pelé burst onto the international soccer scene as a 17-year-old at the 1958 World Cup in Sweden. Pelé scored a total of six goals including two in a 5-2 triumph over Sweden to give Brazil its

first-ever World Cup. He finished his career with 1,282 goals in 1,365 games and led Brazil to World Cup victories in 1962 and 1970. In 1999, Pelé was named by Time Magazine as one of the century's most influential people in the category of " Heroes and Icons." Most recently, Pelé was voted the greatest sportsman of all in a Reuters poll to find the century's top personality—ahead of Muhammad Ali and Carl Lewis.

Pelé has been global spokesperson for MasterCard since 1991. His stature and worldwide popularity have been a proven asset for MasterCard and its member financial institutions.

About The School Pocket Money Fund :

The School Pocket Money Fund was set up by The Straits Times to help needy school children pay for day-to-day school expenses and is administered by The National Council of Social Service. Expected to benefit 5,000 students this year, the Fund gives out $30 a month to recipients in primary schools, and $50 to older students.

[end]

Submitted by JENNY LEE, VICE PRESIDENT on 04/12/2001 (DD/MM/YYYY) to the SGX

FEB 21 2002

26 Nov 2001

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 26 Nov 2001 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Avens Chua (Ms)
Bank Executive
Secretariat
878 6076 (DID)

ENCS

/acl

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

RECEIVED FEB 21 2002 365

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 SEPTEMBER 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	3,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:

Please see Certificate attached

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
	(f) 26 November 2001

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Printed by Government Printers

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	2,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,446,806,812	S$66,475,374	25,106,101
Paid-up Share Capital	1,446,806,812	S$66,475,374	25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 26 November 2001

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

Registration No : DBS Group Holdings Ltd This is Not A Receipt Unless it is Machine Receipted

MAIL BOX NO : __________ 199901152M RCB 717561 26/11/2001 $10.00

(for Mailbox Subscribers)

RCB REGISTRY OF COMPANIES AND BUSINESSES

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

11 Dec 2001

RECEIVED
FEB 21 2002
365
WASH. D.C.

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 11 Dec 2001 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Joanne Mong (Ms)
Bank Executive
Secretariat
878 5246 (DID)

ENCS

/mpll

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM 24

RECEIVED FEB 21 2002 365 WASH. D.C. PROCESSING SECTION

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	1,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM 24

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 11 December 2001

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM 24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	2,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,446,807,812	S$66,475,374	1,446,807,812
Paid-up Share Capital	1,446,807,812	S$66,475,374	1,446,807,812

CERTIFICATE ‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 11 December 2001

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

28 Dec 2001

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 28 Dec 2001 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Avens Chua (Ms)
Bank Executive
Secretariat
878 6444 (DID)

ENCS

/ac

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 SEPTEMBER 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	12,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Printed by Government Printers

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company:

Company No:

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
	(f) 27 December 2001

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Printed by Government Printers

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
	(f) 27 December 2001

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Printed by Government Printers

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM 24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible Preference Shares	Non-voting convertible Preference Shares
Authorised Share Capital	2,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,446,825,612	S$66,475,374	25,106,101
Paid-up Share Capital	1,446,825,612	S$66,475,374	25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay #19-08, Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 28 Dec 2001

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: CLAIRE THAM LI MEI (MS)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

Registration No : DBS Group Holdings Ltd

This is Not A Receipt Unless it is Machine Receipted

199901152D RCB 17755043 31/12/2001 $10.00

MAIL BOX NO. : ________

(for Mailbox Subscriber)

THE DEVELOPMENT BANK OF SINGAPORE LTD

REGISTRY OF COMPANIES AND BUSINESSES

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.